SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
July 28, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:      Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ASHANTI : REPORT FOR THE QUARTER AND SIX MONTHS
ENDED JUNE 30, 2005 PREPARED IN ACCORDANCE WITH IFRS

Quarter 2 2005
Report
for the quarter and six months ended 30 June 2005
Group results ...
·  Gold production steady at 1.569Moz.
·  Strong financial performance, including $74m increase in profit attributable to equity shareholders to $96m.
·  Headline earnings adjusted for the effect of unrealised non-hedge derivatives up 19% to $92m.
·  Total cash costs down 2% to $278/oz, with South African total cash costs 3% lower at R60,287/kg as a result of cost cutting initiatives.
·  Interim dividend of R1.70 ($0.25)/share declared.
Quarter
Six months
Quarter
Six months
ended
Jun
2005
ended
Mar
2005
ended
Jun
2005
ended
Jun
2004
ended
Jun
2005
ended
Mar
2005
ended
Jun
2005
ended
Jun
2004
Restated
Restated
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
48,792
48,808    97,600      80,972
1,569
1,569 3,138 2,603
Price received
1
- R/kg / $/oz
87,314
82,152    84,739      84,152
422
424 423 393
Total cash costs - R/kg / $/oz
57,351
54,778    56,064      54,456
278
284 281 254
Total production costs - R/kg / $/oz
74,728
70,639    72,683      67,924
363
366
364          317
Financial review
Gross profit - R / $ million
931
255      1,186            971
154
57 211 142
Gross profit adjusted
for the effect of unrealised non-
hedge derivatives
2
- R / $ million
765
676       1,441        1,593
117
112 230 240
Profit attributable to equity
shareholders
- R / $ million
566
50         616           425
96
22 118 64
Headline earnings - R / $ million
665
102         767           563
112
31 143 85
Headline earnings adjusted for the
effect of unrealised non-hedge
derivatives
3
- R / $ million
604
464      1,069           956
92
77 169 147
Capital expenditure - R / $ million
1,068
864      1,932        1,579
167
144 311 237
Earnings per ordinary share - cents/share
Basic
214
19         233           178
36
8 45 27
Diluted
214
19         232           171
36
8 45 26
Headline
251
39         290           236
42
12 54 36
Headline earnings adjusted for the
effect of unrealised non-hedge
derivatives
3
- cents/share
228
175         404            401
35
29 64 62
Dividends - cents/share 170 170 25 26
Notes: 1.
Price received includes realised non-hedge derivatives.
2.
Refer to note 5 of notes for the definition.
3.
Refer to note 4 of notes for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 30 June 2005
Price received
1
Production
Total cash costs
Cash gross profit
(loss)
2
Gross profit (loss)
adjusted for the
effect of
unrealised non-
hedge derivatives
3
$/oz
%
Variance
4
oz (000)
%
Variance
4
$/oz
%
Variance
4
$m
%
Variance
4
$m
%
Variance
4
Sunrise Dam
483
14
131
–
246
(12)
30
36
21
62
Great Noligwa
433
(2)
174
(3)
270
(3)
25
(4)
21
5
TauTona
439
–
120
(8)
243
(11)
23
10
9
–
Mponeng
442
–
128
11
278
(16)
21
62
11
267
Kopanang
437
–
118
(2)
283
(8)
17
21
13
44
Morila
5
429
1
67
–
173
–
16
(6)
11
(8)
AngloGold Ashanti Mineração
417
–
61
7
161
10
15
(6)
11
(15)
Siguiri
5
426
(5)
80
86
212
(46)
14
250
9
350
Cripple Creek & Victor
359
(12)
71
(12)
227
3
12
(25)
2
(71)
Cerro Vanguardia
5
381
(1)
51
(11)
171
21
12
(20)
7
(30)
Sadiola
5
427
(3)
43
13
256
(10)
7
17
4
100
Serra Grande
5
415
–
24
–
153
4
7
–
6
–
Obuasi
424
(5)
102
11
324
(10)
5
(29)
(5)
(400)
Iduapriem
5
422
(5)
40
(13)
339
18
4
(20)
2
–
Geita
351
(6)
165
(14)
331
55
3
(88)
(9)
(190)
Tau Lekoa
438
(2)
68
5
400
(7)
3
200
(2)
60
Yatela
5
428
–
23
–
299
7
3
(25)
1
(50)
Bibiani
426
(1)
30
(9)
296
2
3
(40)
(1)
–
Navachab
427
(1)
18
(5)
362
(12)
–         (100)           (1)
–
Savuka
441
(1)
33
3
461
(17)
(1)
67
(3)
40
Other
21
(4)
16
100
10
233
AngloGold Ashanti
422
–
1,569
–
278
(2)
235
2
117
4
1
Price received includes realised non-hedge derivatives.
2
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
3
Refer to note 5 of notes for the definition.
4
Variance June 2005 quarter on March 2005 quarter – increase (decrease).
5
Attributable.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW OF THE QUARTER
The June quarter has produced a good financial
performance, with steady operational results, in line
with those of last quarter. Headline earnings
adjusted for the effect of unrealised non-hedge
derivatives increased 19% to $92m, of which $35m
relates to the net positive effect of a statutory tax
rate reduction in Ghana to 25% for three years (and
28% thereafter). Profit attributable to equity
shareholders was $74m higher than that of the prior
quarter, due to the statutory tax rate reductions and
as a result of unrealised non-hedge derivative gains
in the second quarter, compared with losses in the
first quarter of the year.
A combination of factors had led to a 4% increase in
gross profit adjusted for the effect of unrealised non-
hedge derivatives of $117m. The weakening of the
rand contributed $16m to profitability, while savings
arising from improved efficiencies were partly offset
by lower grades and inflationary increases, with the
sustained strength of the oil price continuing to have
a negative impact on open-pit operations.
As noted, production was consistent quarter-on-
quarter, due to solid performances from the
Brazilian, Malian and Australian assets and to
significantly improved performances at several other
operations, including Siguiri in Guinea, which posted
a 37,000oz production increase following the first full
quarter of operation of the newly commissioned
carbon-in-pulp plant. Obuasi in Ghana also
continued on its course of operational improvement,
with production up 11% to 102,000oz and total cash
costs down 10% to $324/oz.
An 11% production improvement at Mponeng
helped to offset production declines at several other
South African operations, including TauTona and
Great Noligwa. After several excellent quarters,
production at Geita in Tanzania decreased 14% to
165,000oz and total cash costs climbed 55% to
$331/oz, as a result of both lower grades mined and
reduced mining contractor efficiencies as the
operation starts the transition to owner-mining.
In Australia, the Sunrise Dam mine enjoyed another
record production quarter of 131,000oz, equal to
that of the first quarter, with total cash costs
improving 11% to A$320/oz ($246/oz).
At the AngloGold Ashanti Mineração operation
in Brazil, gold production increased 7% to
61,000oz, with total cash costs climbing 10% to
$161/oz, largely as a consequence of the 7%
appreciation of the Brazilian real over the
quarter. The Cerro Vanguardia mine in
Argentina saw lower tonnage and feed grade,
as planned in the production programme, with
total cash costs 21% higher at $171/oz, mainly
due to retroactive January 2005 wage increases
paid out during the second quarter.
Turning to costs, globally increasing mining
contractor rates, the strong oil price and the
generally higher price of consumables continue
to require that cost containment remains a key
management focus across the group. The
stringent cost savings programmes noted last
quarter are beginning to take effect and the
South African region in particular made strides
over the quarter in achieving its cost cutting
targets, with local total cash costs at R60,287/kg
constituting a 3% improvement quarter-on-
quarter.
Looking ahead, production for the third quarter
is estimated to be 1.551Moz at a total cash cost
of $279/oz, assuming the following exchange
rates to the US dollar: R6.60; A$0.76; BRL2.4
and Argentinean peso 2.80. Capital
expenditure for the quarter is estimated at
$277m and will be managed in line with
profitability.
After serving more than 30 years with
AngloGold Ashanti and the Anglo American and
De Beers companies, CFO Jonathan Best will
retire at the end of July 2005. He is succeeded
by Srinivasan Venkatakrishnan, currently
deputy CFO, whose professional history
includes a senior position with Deloitte and
Touche in London, as well as the role of
Finance Director of Ashanti from 2000, during
which period he led the financial restructuring of
the company.
During the quarter under review, the company
also indicated that Dr Sam Jonah will move to a
non-executive role on the Board of Directors.
AngloGold Ashanti’s two Chief Operating
Officers, Neville Nicolau (Africa) and Roberto
Carvalho Silva (International) will now report
directly to CEO Bobby Godsell.

OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, volume mined improved by 13%,
although yield dropped 7% as anticipated due to
lower face values. Gold production fell 4% to
5,401kg (174,000oz) and total cash costs
consequently increased 4% to R55,453/kg
($270/oz). Gross profit adjusted for the effect of
unrealised non-hedge derivatives increased 9% to
R133m ($21m).
The Lost-Time Injury Frequency Rate (LTIFR) was
15.66 lost-time injuries per million hours worked
(9.51 for the previous quarter). Although Great
Noligwa achieved 500,000 fatality-free shifts on
1 June 2005, one employee regrettably lost his life
due to a fall of ground incident later in the month.
At Kopanang, volume mined improved by 2%
quarter-on-quarter. Tonnes treated increased 6%,
but this benefit was offset by a 7% yield reduction
due to the release of lower grade underground ore.
Gold production fell 2% to 3,659kg (118,000oz) as a
result of a marginal gold lock-up underground, but
total cash costs nevertheless improved 2% to
R58,208/kg ($283/oz) as a result of implemented
cost savings initiatives. Gross profit adjusted for the
effect of unrealised non-hedge derivatives improved
59% to R83m ($13m), reflecting the improved total
cash costs and a higher received price.
The LTIFR was 12.89 (12.45).
Tau Lekoa’s volume mined increased 6% quarter-
on-quarter, favourably impacting gold production,
which increased 5% to 2,126kg (68,000oz). The
implementation of cost saving initiatives together
with the increased gold production resulted in a 1%
improvement in total cash costs to R82,469/kg
($400/oz). Gross loss adjusted for the effect of
unrealised non-hedge derivatives improved
significantly from R32m last quarter to R11m ($2m)
for the second quarter.
The LTIFR was 12.79 (10.77).
Moab Khotsong’s improved gold production of
230kg (7,000oz) is not included in the South Africa
region's production, as the revenue continues to be
capitalised against pre-production costs.
Commercial production is scheduled for 2006.
The LTIFR was 17.45 (9.60).
At Mponeng, gold production improved 11% to
3,968kg (128,000oz), due to a 4% increase in
volume mined and improvements in grade.
Yield climbed 14% to 9.5g/t. Total cash costs
declined 10% to R57,209/kg ($278/oz) as a
consequence of the quarter’s increased
production, and gross profit adjusted for the
effect of unrealised non-hedge derivatives
accordingly improved to R73m ($11m), also
reflecting the impact of a higher received price.
The LTIFR was 9.90 (15.82). Regrettably, one
employee died in a fall of ground incident.
Gold production at Savuka rose 4% to 1,038kg
(33,000oz), after an improved mining mix led to
a significant increase in grade. The production
improvement, together with the implementation
of cost savings initiatives, resulted in a 12%
decrease in total cash costs to R94,685/kg
($461/oz). Gross loss adjusted for the effect of
unrealised non-hedge derivatives declined 41%
to R19m ($3m). In spite of this quarter’s
operational improvement, Savuka is entering
orderly closure mode with likely closure in
March 2006.
The LTIFR was 16.75 (13.59).
At TauTona, volume mined was in line with that
of the previous quarter, although increased off-
reef mining due to geological constraints and a
4% drop in face values resulted in an 8% drop
in both gold production to 3,747kg (120,000oz)
and yield. Total cash costs, at R49,773/kg
($243/oz), reflected a 5% improvement due to
labour reductions and cost management
interventions. Gross profit adjusted for the
effect of unrealised non-hedge derivatives was
held to the previous quarter’s level of R59m
($9m).
The LTIFR was 9.35 (8.84). TauTona achieved
500,000 fatality-free shifts on 19 April 2005.
ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold
production decreased in line with previously
reported expectations by 11% to 51,000oz due
to a decline in feed grade, as well as a
decrease in ore treated after a maintenance-
related milling stoppage in May.

Total cash costs, at $171/oz, were 21% higher
quarter-on-quarter, owing in part to lower gold
production, although retroactive January wage
increases paid out during the second quarter and
higher plant maintenance costs also contributed.
Gross profit adjusted for the effect of unrealised
non-hedge derivatives declined to $7m, primarily as
a result of 9% decrease in gold revenue.
The LTIFR was 3.74 (2.14).
AUSTRALIA
For the third consecutive quarter, Sunrise Dam
maintained a record production level of 131,000oz.
Volume treated also increased this quarter, helping
to partly offset the effect of a slight decline in
recovered grade to 4.28g/t. Total cash costs
improved by 11% to A$320/oz ($246/oz), which
more than offset the effect of higher mining costs.
Gross profit adjusted for the effect of unrealised
non-hedge derivatives increased 59% to A$27m
($21m) as a result of a significantly higher realised
price.
It is expected that grades at Sunrise Dam will
decline from the third quarter of this year, as mining
moves from the high grade southern section of the
pit to the lower grade northern section. Mining of
this section will take approximately 18 months, and
will be supplemented by the underground project,
where 954m of underground capital development
and 895m of operational development were
completed this quarter. The project’s development
inclines and trial mining will access the higher grade
ore.
The LTIFR was 4.89 (0.00).
BRAZIL
At AngloGold Ashanti Mineração, gold production
increased 7% to 61,000oz, primarily due to
improved throughput at Cuiabá mine and increased
heap-leaching activity at Córrego do Sìtio mine after
heavy rains in the first quarter resulted in an accrual
of waste material.
Total cash costs, at $161/oz, were 10% higher as a
consequence of the 7% appreciation of the Brazilian
real and the increase in mined waste material over
the quarter, although the improved gold production
worked to partially offset these effects. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives decreased 15% to $11m as a
consequence of increased cost of sales, which
offset the effect of the higher quantity of gold
sold.
The LTIFR was 1.45 (2.25). Regrettably, one of
the mining contractor’s employees died in a
heavy mobile equipment incident at the Córrego
do Sìtio mine.
At Serra Grande (50% attributable), gold
production was maintained at last quarter’s level
of 24,000oz, although total cash costs rose 4%
to $153/oz due to the appreciation of the
Brazilian real. Gross profit adjusted for the effect
of unrealised non-hedge derivatives was
nevertheless maintained at last quarter’s level
of $6m as a consequence of a 4% increase in
gold sold.
The LTIFR was 0.00 (4.88).
GHANA
As anticipated and reported last quarter, the
higher grade hard rock stockpile at Bibiani was
depleted and production consequently
decreased 9% to 30,000oz. Going forward,
production will likely focus on the lower grade
satellite pits and old tailings treatment, although
a study on the underground potential is
presently being reviewed.
Total cash costs increased marginally quarter-
on-quarter to $296/oz and gross loss adjusted
for the effect of unrealised non-hedge
derivatives also increased from last quarter’s
break-even point to $1m.
The LTIFR was 0.00 (2.13).
At Iduapriem (85% attributable), gold
production decreased by 13% to 40,000oz after
crushing and conveyor problems negatively
affected plant throughput. Total cash costs
consequently increased 18% to $339/oz. The
crusher problems have been addressed and
recommendations from the previously reported
mine-to-mill study will be implemented during
the second half of the year, leading
management to expect significant
improvements in plant throughput and a related
boost in production over the next two quarters.
Gross profit adjusted for the effect of unrealised
non-hedge derivatives at $2m, remained
unchanged quarter-on-quarter.
The LTIFR was 1.15 (0.00).

As a result of increased tonnages and improved
grade, gold production at Obuasi climbed 11% to
meet a management target of 102,000oz for the
quarter. Total cash costs consequently improved by
10% to $324/oz. In spite of these operational
improvements, gross loss adjusted for the effect of
unrealised non-hedge derivatives increased from
$1m to $5m due to a lower price received.
Over the quarter, development and ore definition
drilling improved by 16% and 15%, respectively, and
in the second half of the year further improvements
in the mining mix and flexibility are anticipated.
Regrettably, two employees lost their lives this
quarter, one as a result of a fall and the other in a
materials handling accident. The LTIFR was 3.56
(4.73).
REPUBLIC OF GUINEA
At Siguiri (85% attributable), gold production
increased 86% from that of the previous quarter to
80,000oz and total cash costs declined 46% to
$212/oz. Gross profit adjusted for the effect of
unrealised non-hedge derivatives rose by $7m to
$9m, due primarily to increased gold income.
The new carbon-in-pulp plant recorded a
significantly improved performance, although a
series of pipeline failures prevented the plant from
operating at full capacity. This issue is being
addressed. As the plant begins to operate at
optimal levels, likely at the end of the third quarter,
the last of the heap-leach gold will be recovered,
and production levels will normalise.
On 27 July 2005, AngloGold Ashanti reached an
agreement with the government of Guinea to amend
the Convention de Base (stability agreement) and
resolve all outstanding disputes for a sum of $7m.
In addition, the company has agreed, as part of the
settlement, to meet historical and follow-up fees and
costs of a consultant that the government retained
to advise and assist it in its negotiations and
resolution of the dispute. In consideration of the
above settlement, the government has irrevocably
confirmed its waiver and abandonment of all claims
and disputes of any nature whatsoever against the
AngloGold Ashanti group of companies.
The LTIFR was 0.64 (0.50).
MALI
At Morila (40% attributable), production was
maintained at last quarter’s level of 67,000oz,
as an increase in tonnage throughput offset the
effect of a planned reduction in recovered
grade. Total cash costs, at $173/oz, remain
unchanged quarter-on-quarter. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives declined by 8% to $11m due to
lower level of gold sold quarter-on-quarter.
The LTIFR was 1.16 (1.24).
At Sadiola (38% attributable), gold production
increased by 13% to 43,000oz due to a 14%
improvement in recovered grade. Although
tonnage throughput was negatively affected this
quarter by a mill breakdown, Sadiola remains on
track to meet its annual attributable production
target.
Total cash costs declined by 10% to $256/oz
and gross profit adjusted for the effect of
unrealised non-hedge derivatives increased to
$4m, a result of the improvements in recovered
grade and production.
The LTIFR was 0.00 (1.16).
At Yatela (40% attributable), production was
maintained at last quarter’s level of 23,000oz,
although total cash costs climbed 7% to
$299/oz due to increased mining contractor
costs. Gross profit adjusted for the effect of
unrealised non-hedge derivatives, at $1m, was
50% below that of the previous quarter due to
the increased operating costs and lower gold
sold.
The LTIFR was 0.00 (0.00).
NAMIBIA
At Navachab, gold production decreased by 5%
to 18,000oz due to an 8% decrease in tonnage
throughput, which was adversely affected in
April by a crusher failure that resulted in
significant downtime. Total cash costs declined
by 12% to $362/oz as a result of the reduced
production, and the gross loss adjusted for the
effect of unrealised non-hedge derivatives was
$1m, compared to last quarter’s break-even
position.

Going forward, tonnage throughput and production
are expected to climb, as the crusher problem has
been resolved and the mine is currently producing
according to plan. Navachab is expected to achieve
its production target for the year.
The LTIFR was 8.49 (0.00).
TANZANIA
Production at Geita declined as anticipated by 14%
to 165,000oz due to a 20% decrease in recovered
grade. As previously reported, grades and
production are both expected to decline for the
remainder of the year as the high-grade ore in the
current cut-back will be exhausted before the higher
grade ore of the next mining phase in the
Nyankanga pit can be accessed.
Total cash costs, at $331/oz, were 55% higher than
those of the previous quarter, reflecting both
decreased mining contractor efficiency and lower
grades. As a result of the decrease in production
and higher operating costs, a gross loss adjusted for
the effect of unrealised non-hedge derivatives of
$9m was incurred.
To help address these concerns, the AngloGold
Ashanti board last quarter approved a move to
owner-mining at Geita. The transition will be
completed at the end of July 2005, with limited
cost benefit evident from the fourth quarter of
this year, and the full gains expected from the
start of 2006.
The LTIFR was 0.48 (1.06).
USA
At Cripple Creek & Victor (67% ownership with
100% interest in production until initial loans are
repaid), gold production decreased 12% to
71,000oz, as ore placed at significant distance
to the leach pad liner in the first quarter resulted
in delayed recoveries in the second. A
production increase should be evident from next
quarter.
As a result of the decreased production, total
cash costs, at $227/oz, were 3% higher quarter-
on-quarter. Gross profit adjusted for the effect
of unrealised non-hedge derivatives declined to
$2m as a result of the lower production and
lower realised price.
The LTIFR was 0.00 (0.00). In June, CC&V
achieved 19 months without a lost-time
accident.
Notes:
·   All references to price received includes realised non-hedge derivatives.
·   In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
·   Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure during the second
quarter amounted to $19m ($12m expensed and
$7m capitalised), versus $15m in the previous
quarter. Of the $19m, $9m ($2m expensed, $7m
capitalised) was spent on brownfields exploration
activities at existing mines, while the remaining
$10m funded greenfields exploration in Tanzania,
Alaska, China, Mongolia, Colombia, Peru, Russia
and the DRC.
Brownfields
In Ghana at Obuasi, site establishment is in
progress for the first two of six surface diamond
holes of the Obuasi Ultra Deeps project. These are
planned to intersect the Obuasi Fissure 3,400m
below surface and are expected to be completed by
January 2007.
At Sadiola in Mali, the contract for the pre-feasibility
study of the Deep Sulphides project will be awarded
in the third quarter. Testing of the sulphide potential
below the oxide mineralisation at the FE3,
FE3 South and FE4 satellite pits over the second
quarter did not yield economic intercepts.
At Morila, the third drilling phase has been
completed on the underground Samacline target
located 500m west of the current pit at a depth of
400m below surface. A preliminary scoping study
investigating the underground mining potential of
this target is in progress.
At Siguiri in Guinea, drilling results remain
encouraging on both the oxide and sulphide
extensions of the existing pits. Reconnaissance
drilling on a previously delineated 2km soil
geochemical anomaly at Foulata, which is situated
45km west of the plant, has delineated a potential
oxide Mineral Resource.
In Tanzania at Geita, diamond drilling of the Geita
Hill North East Extension zone continues to intersect
mineralisation down dip and along strike. Drilling of
the Geita Hill footwall zone is underway to confirm
potential additional mineralisation outside the
current pit limits.
In Brazil, drilling at various sites at Córrego do
Sítio continues to define sulphide mineralisation
below existing oxide Mineral Resources and a
pre-feasibility study and trial mining is planned
to commence in 2006.
At Crixás, down-plunge drill testing of the
Forquilha Sul
and Mina I-West ore-bodies
intersected sub-economic mineralisation,
effectively closing off known ore shoots at
depth. Exploration continues to look for further
orebodies down plunge.
In Australia, AngloGold Ashanti has divested
its interests in selected tenements north of
Sunrise Dam Gold Mine to Crescent Gold
Limited.
Greenfields
In the DRC, drilling re-commenced in mid-April
at Adidi and preliminary results confirm
historical grade and tonnage estimates (1.2Moz
at 9.9g/t). Preliminary drilling was also carried
out on two additional targets derived from
mapping and geochemical sampling during the
first quarter.
In Alaska, results from the initial drilling
programme on the Lost Mine South project in
the Pogo area delineated a near-surface, broad,
shallow dipping gold zone with grades in the
1-2g/t range; follow-up drilling is planned for the
third quarter. Two additional high grade targets
are planned to be drill tested in Alaska during
the summer.
In South America, greenfields exploration is
focussed in Colombia. Diamond drilling has
commenced at the San Carlos project in the
Bolivar department and AngloGold Ashanti is
planning to drilltest a further three prospects in
Colombia in the second half of 2005.

Review of the gold market
Whilst the quarter saw a wide range of $30/oz in
the spot gold price, and some interesting changes
in investor interest in buying gold, the most
significant moves during this period occurred in
the currency markets.
The $/euro exchange rate broke down decisively
from the euro strength displayed in late 2004 and
early 2005. Having tested $1.35/€ twice during
the first quarter of the year, the European
currency retreated by almost 10% against the
dollar, and closed the quarter at $1.21/€. The
weakness of the euro and resurgence of the US
dollar contributed to a shift also in the local
currency and the rand weakened against the
US dollar by 8% during this quarter. At its
weakest point of R6.96/$1, the South African
currency had lost some 19% against the US dollar
since the rate of R5.65/$1 at which the rand
opened in 2005. The average $/euro exchange
rate for the quarter of $1.26/€ reflected the US
currency being 4% stronger than in the first
quarter of 2005. The South African currency
weakened against the US dollar on average by
7% quarter on quarter.
Gold
The statistics of the gold spot price in US dollars
reveal little of the changes in the gold market
during the period under review. The average spot
price for the quarter of $427/oz was unchanged
from the average price of gold for the first quarter
of 2005. The high of $444/oz was within two
dollars of the high for the first quarter, and the low
of $413/oz was similarly close to the first quarter.
However, the behaviour of the gold price was
remarkable for its divergence from movements in
the value of the US dollar during this quarter. See
Graph 1 : Euro / US$ Exchange Rate & US$ Gold
Spot Price: January 2004 – July 2005 Indexed.
The distinctive feature of the gold price rally of the
past four years has been the extent to which the
gold price has risen in proportion to the
weakening of the US dollar against the euro, and
fallen back when the US dollar has strengthened
against the euro. During this quarter however, as
the US dollar strengthened against the euro, the
US dollar spot price of gold actually finished June
some 2% firmer on the quarter. As a direct
consequence of the stronger $/weaker euro, and
a stronger spot gold price, the euro price of gold
rose by 12% during this quarter to a high of
€368/oz.
In effect, traders on the New York Comex elected
to remain long gold as the US currency
strengthened. There appeared to be no single
justification for this change of trading strategy on
Comex. One important element was that of short
covering on the Comex. Certain investors had
gone significantly short gold early in the quarter
when US dollar strength first emerged, taking
Comex to a net long position of only 5.6Moz, the
lowest net long position since mid-2003. When
this short move attracted no further selling
interest, the market saw sustained short covering
in June notwithstanding the strong US dollar. This
reaction on Comex took the net long gold position
on the exchange back up to almost 18Moz net
long at the end of June. In effect, investors were
buying US dollars and buying gold during the
same period. See Graph 2 : New York Comex
Gold Net Open Position vs IMM US$ Net Open
Position 2001 – 2005.
The correction in the spot gold market was still
under-way at the end of the quarter, when the
gold price closed at $434/oz. After the end of the
quarter, the price fell as low as $421/oz, although
it has since recovered slightly to trade at around
$425/oz.
The sustained investor interest in gold during this
quarter does not necessarily reflect a complete
break between gold price movement and changes
in the value of the US dollar. It is very likely that
gold will again respond positively to renewed
US dollar weakness in the future, but off a higher
base. The events of this quarter confirm the fact
that the New York Comex remains the primary
market place for investor and speculator activity in
gold, and for the spot pricing of the metal. See
Graph 3 : New York Comex Net Open Interest
Position and Gold Price: January 2004-July 2005.
The combination of a strong spot gold price and a
weaker rand during the quarter produced sharply
higher rand gold prices and some relief for local
gold producers. From a low of R81,500/kg during
the quarter, the local price reached almost
R96,500/kg, while the average of R87,800/kg for
the quarter was R5,000/kg or 6% higher than the
average price for the first quarter. During July,
however, a degree of recovery in the rand has
taken the local gold price back below R90,000/kg.

Physical Demand
Physical offtake of gold continued to improve
during the first quarter of 2005, following the
healthy performance of demand in 2004.
Consumption of gold in jewellery in the first
quarter increased by 17% year-on-year, largely on
the back of growth in Indian demand. Gold
jewellery offtake in the developed markets of the
USA, Europe and Japan remained flat to down.
Net bullion supply on the market increased by
23%, driven particularly by higher official sales of
254t during the first quarter and significantly
reduced de-hedging by gold producers, and the
market remained effectively in balance.
However, gold offtake in the second quarter
suffered from the combination of higher gold
prices in local currencies (on the back of the
stronger US dollar) and seasonally low demand
for jewellery. Offtake in India has fallen
particularly during this quarter due to these two
factors. Nevertheless, the major physical gold
markets seem to have adjusted to higher gold
prices in general, and demand would be expected
to increase again should gold weaken from the
higher spot price levels at which it traded at the
end of the second quarter.
Official Sector
The official sector contributed to better sentiment
towards gold during this quarter with the
announcement by the G8 of a debt relief
programme for heavily indebted poor countries
which would not be funded by the revaluation or
sale of the gold reserves of the IMF, as had been
proposed in recent months. Although most
commentators had expressed doubt that the
proposal by UK’s Gordon Brown, for the funding
of debt relief by the sale of IMF gold reserves
would succeed, the announcement removed a
residual uncertainty that new sales might cap the
gold market for a time.
The high level of official gold sales during the
early months of 2005 has led to less official selling
since then, and assisted the physical market in
the second quarter, when physical demand has
fallen.
Currencies
At the end of June, the US dollar had gained 11%
against the euro since the beginning of 2005,
most of this during the second quarter of the year.
During July, the US dollar gained further to reach
a high of $1.186/€, a level last seen in mid-2004.
During the four years of correction in the
US currency against the euro since 2001, the
market has seen several US dollar rallies led by
economic good news from the USA, where
cyclical strength in the US economy has
outweighed the structural problems in that
economy. However, during the second quarter of
2005, the cyclical advantages of sound economic
growth and rising interest rates in the USA were
complemented by recognition of major negative
factors in European economies, and the fact that
these weaknesses were fundamentally at odds
with a stronger euro. Sentiment towards the euro
was also damaged by political uncertainties raised
by the referenda in France and Holland in June, in
which voters rejected the new European
Constitution. The US dollar was the direct
beneficiary of the market’s concern about the
European currency, and market fears about the
US trade and fiscal deficits receded during the
period under review.
Whilst the dollar has moved largely on good news
in the US economy and bad news in Europe, the
stronger US currency has now broken through the
technical trend lines of the correction of the past
four years. This technical break has occurred in
respect of the exchange rate both against the
euro and against a trade-weighted currency index.
It will be interesting to see what this means for the
US currency during the rest of this year,
particularly if cyclically favourable circumstances
in the US should weaken. Market commentary is
divided between institutions that now see a
stronger dollar by the end of 2005, and those who
still expect dollar weakness to resume, albeit with
more modest year-end targets.
Whilst South Africa suffered no particular negative
economic shift during this quarter, the local
currency lost ground sharply against the US
dollar. This move was driven by the stronger
dollar, but also by some public recognition by
leading monetary and political figures of the harm
done to sectors of the South African economy by
a strong local currency.

Whilst the further movement of the dollar against
the euro will obviously influence rand exchange
rates, the market seems more persuaded now of
the likelihood of a weaker rand going forward.
Hedging
As at 30 June 2005, the net delta hedge position
of AngloGold Ashanti was 10.32Moz or 321t
valued at the spot gold price at the end of the
quarter of $434.50/oz. This net delta position
reflects a decrease of some 400,000oz or 12.5t in
the net size of the AngloGold Ashanti hedge
compared with the position at the end of the
previous quarter. The net reduction reflects the
maturing of price contracts during the past
quarter.
The marked-to-market value of the hedge position
as at 30 June 2005 was negative $1,032m, little
changed from the negative value of $1,066m
recorded at the end of March 2005. However, this
value of $1,032m was calculated off a closing spot
price $7/oz higher than the closing price at the
end of March at which the previous valuation was
calculated. The marked-to-market value of the
hedge at 27 July 2005 at a spot price of
$422.80/oz was negative $925.620m. The price
received by the company for the quarter under
review was $422/oz, compared with an average
spot price for the period of $427/oz. The
company continues to manage its hedged
positions actively, and to reduce overall levels of
pricing commitments in respect of future gold
production by the company.
GRAPH 1
EURO / US$ EXCHANGE RATE & US$ GOLD SPOT PRICE
JANUARY 2004 – JULY 2005 INDEXED

GRAPH 2
NEW YORK COMEX GOLD NET OPEN POSITION VS IMM US$ NET OPEN POSITION
2001 – 2005
GRAPH 3
NEW YORK COMEX NET OPEN INTEREST POSITION AND GOLD PRICE
JANUARY 2004-JULY 2005

Hedge position
As at 30 June 2005, the group had outstanding the
following forward-pricing commitments against
future production. The total net delta tonnage of the
hedge of the company on this date was 10.32Moz or
321t (at 31 March 2005: 10.72Moz or 334t).
The marked-to-market value of all hedge
transactions making up the hedge positions was a
negative $1.032bn (negative R6.94bn) as at
30 June 2005 (as at 31 March 2005: $1.066bn or
R6.62bn). This value at 30 June 2005 was based
on a gold price of $434.50/oz, exchange rates of
R/$6.7240 and A$/$0.7560 and the prevailing
market interest rates and volatilities at that date.
As at 27 July 2005, the marked-to-market value
of the hedge book was a negative $925.620m
(negative R6.192bn), based on a gold price of
$422.80/oz and exchange rates of R/$6.69 and
A$/$0.7546 and the prevailing market interest
rates and volatilities at the time.
These marked-to-market valuations are not
predictive of the future value of the hedge
position, nor of future impact on the revenue of
the company. The valuation represents the cost
of buying all hedge contracts at the time of
valuation, at market prices and rates available
at the time.
Year
2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR GOLD
Forward contracts
Amount (kg) 11,511 16,654 32,993 30,076 26,288 53,566 171,088
US$/oz $310 $316 $344 $365 $380 $402 $366
Put options purchased Amount (kg) 4,408 8,592 1,455 14,455
US$/oz $333 $345 $292 $336
Put options sold Amount (kg) 5,132 4,354 855 1,882 9,409 21,632
US$/oz $411 $339 $390 $400 $430 $403
Call options purchased Amount (kg) 11,860 11,211 6,357 29,428
US$/oz $329 $333 $344 $334
Call options sold Amount (kg) 18,607 31,224 27,560 27,516 26,211 76,048 207,166
US$/oz $360 $381 $374 $380 $407 $468 $413
RAND GOLD
Forward contracts
Amount (kg) * 1,218 2,449 933 2,164
Rand per kg R109,988 R97,520 R116,335 R160,520
Put options purchased Amount (kg) 1,875 1,875
Rand per kg R93,602 R93,602
Put options sold Amount (kg) 7,620 1,400 9,020
Rand per kg R91,907 R88,414 R91,365
Call options purchased
Amount (kg)
Rand per kg
Call options sold Amount (kg) 9,889 4,517 311 2,986 5,972 23,675
Rand per kg R93,515 R102,447 R108,123 R202,054 R223,756 R141,953
A DOLLAR GOLD
Forward contracts
Amount (kg) * 1,885 1,555 8,398 3,110 3,390 3,110 17,678
A$ per oz A$615 A$762 A$650 A$678 A$665 A$689 A$744
Put options purchased Amount (kg)
A$ per oz
Put options sold Amount (kg)
A$ per oz
Call options purchased Amount (kg) 3,110 6,221 3,732 3,110 1,244 3,110 20,527
A$ per oz A$724 A$673 A$668 A$680 A$694 A$712 A$688
Call options sold Amount (kg)
A$ per oz
Delta (kg) 14,198 32,959 59,879 54,809 50,663 108,569 321,077
** Total net gold:
Delta (oz) 456,476 1,059,655 1,925,152 1,762,148 1,628,851 3,490,569 10,322,850
*        Long position.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2005.
Rounding of figures may result in computational discrepancies.

Year
2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR
SILVER
Forward contracts Amount (kg)
$ per oz
Put options purchased Amount (kg) 21,772 43,545 43,545 24,883 133,745
$ per oz $7.11 $7.11 $7.40 $7.40 $7.26
Put options sold Amount (kg) 21,772 43,545 43,545 24,883 133,745
$ per oz $6.02 $6.02 $5.93 $5.75 $5.94
Call options purchased Amount (kg)
$ per oz
Call options sold Amount (kg) 21,772 43,545 43,545 24,883 133,745
$ per oz $8.11 $8.11 $8.40 $8.00 $8.19
The following table indicates the group's currency hedge position at 30 June 2005
Year
2005
2006
2007
2008
2009
2010-2014
Total
RAND DOLLAR (000)
Forward
contracts Amount ($)                   7,488 7,488
US$/R R6.34 R6.34
Put options purchased Amount ($) 60,000 60,000
US$/R R6.97 R6.97
Put options sold Amount ($) 60,000 60,000
US$/R R6.69 R6.69
Call options purchased Amount ($)
US$/R
Call options sold Amount ($) 115,000 115,000
US$/R R7.13 R7.13
A DOLLAR (000)
Forward contracts Amount ($) 15,970 39,222 55,192
A$/US$                      A$0.61 A$0.75 A$0.70
Put options purchased Amount ($)
A$/US$
Put options sold Amount ($)
A$/US$
Call options purchased Amount ($)
A$/US$
Call options sold Amount ($) 50,000 20,000 70,000
A$/US$                      A$0.75 A$0.74 A$0.75
BRAZILIAN REAL (000)
Forward contracts Amount ($) 12,000 24,000 4,000 40,000
US$/BRL BRL2.94 BRL3.18 BRL3.31 BRL3.12
Put options purchased Amount ($)
US$/BRL
Put options sold Amount ($)
US$/BRL
Call options purchased Amount ($)
US$/BRL
Call options sold Amount ($) 10,000 20,000 30,000
US$/BRL BRL3.03 BRL3.29 BRL3.20
Rounding of figures may result in computational discrepancies.

Group
income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2005
2005
2004
2005
2004
Restated Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
4,563
4,016 3,754 8,579 7,095
Gold income
4,404
3,858 3,559 8,261 6,693
Cost of sales 2
(3,620)
(3,415) (2,925) (7,036) (5,338)
Non-hedge derivatives
147
(188) (379) (40) (384)
Gross Profit
931
255 255 1,186 971
Corporate administration and other expenses
(103)
(99) (105) (201) (181)
Market development costs
(21)
(21) (22) (42) (48)
Exploration costs
(78)
(60) (72) (138)
(131)
Amortisation of intangible assets
-
- (54) - (106)
Impairment of tangible assets
(45)
- - (45) -
Other operating expenses
(38)
(23) (22) (63) (27)
Other operating income
8
4 - 12
-
Operating profit (loss)
654
56 (21) 709 478
Interest receivable
39
54 80 93 172
Other net (expense) income
(4)
7 (7) 4 (8)
(Loss) profit on disposal of assets and subsidiaries
-
(1) 7 (1)
27
Finance costs and unwinding of decommissioning
and restoration obligations
(159)
(148) (124) (308) (282)
Fair value adjustment on option component of convertible bond
79
115 397 194 248
Fair value gains (losses) on interest rate swaps
11
(16) (15) (5)
(33)
Share of associates profit (loss)
2
1 (2) 3 (1)
Profit before taxation
621
68 316 689 602
Taxation 3
62
59 87 121 (64)
Profit after taxation
683
127 403 810 538
Discontinued operations 7
(69)
(51) (52) (121)
(52)
614
76 351 690
486
Allocated as follows
Equity Shareholders
566
50 326 616 425
Minority interest
48
26 25 74
61
614
76 351 690 486
Basic earnings per ordinary share (cents)
Profit from continuing operations
1
240
38 149 278 200
Loss from discontinued operations
1
(26)
(19) (21) (46) (22)
Profit
214
19 129 233 178
Diluted earnings per ordinary share (cents)
Profit from continuing operations
2
240
38 141 278 192
Loss from discontinued operations
2
(26)
(19) (19) (46) (21)
Profit
214
19 121 232 171
Dividends
3
- Rm
450 449
- cents per share
170 170
1
Calculated on the basic weighted average number of ordinary shares.
2
Calculated on the diluted weighted average number of ordinary shares.
3
Dividends are translated at actual rates on date of payment. The current period is only indicative.
Rounding of figures may result in computational discrepancies.

Group
income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2005
2005
2004
2005
2004
Restated Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
708
668 570 1,377 1,065
Gold income
684
642 541 1,326 1,005
Cost of sales 2
(565)
(568) (445) (1,133) (801)
Non-hedge derivatives
35
(17) (62) 18 (62)
Gross Profit
154
57 34 211 142
Corporate administration and other expenses
(16)
(16) (16) (32) (27)
Market development costs
(3)
(4) (3) (7) (7)
Exploration costs
(12)
(10) (11) (22)
(20)
Amortisation of intangible assets
-
- (8) -
(16)
Impairment of tangible assets
(7)
- - (7) -
Other operating expenses
(6)
(4) (3) (10) (4)
Other operating income
1
1 - 2 -
Operating profit (loss)
111
24 (7) 135
68
Interest receivable
6
9 12 15 26
Other net (expense) income
(1)
1 (1) - (2)
Profit on disposal of assets and subsidiaries
-
- - - 4
Finance costs and unwinding of decommissioning
and restoration obligations
(25)
(24) (19) (50)
(42)
Fair value adjustment on option component of convertible bond
13
19 61 32 38
Fair value gains (losses) on interest rate swaps
2
(3) (2) (1) (5)
Share of associates profit (loss)
-
- - - -
Profit before taxation
107
26 44 132
87
Taxation 3
9
9 15 18
(7)
Profit after taxation
116
35 58 150 80
Discontinued operations 7
(12)
(9) (8) (21) (8)
103
26 50 130 72
Allocated as follows
Equity Shareholders
96
22 48 118 64
Minority interest
7
4 2 12 8
103
26 50 130 72
Basic earnings per ordinary share (cents)
Profit from continuing operations
1
41
12 22 52 30
Loss from discontinued operations
1
(5)
(3) (3) (8) (3)
Profit
36
8 19 45 27
Diluted earnings per ordinary share (cents)
Profit from continuing operations
2
41
12 21 52 29
Loss from discontinued operations
2
(5)
(3) (3) (8) (3)
Profit
36
8 18 45 26
Dividends
3
- $m
66 68
- cents per share
25 26
1
Calculated on the basic weighted average number of ordinary shares.
2
Calculated on the diluted weighted average number of ordinary shares.
3
Dividends are translated at actual rates on date of payment. The current period is only indicative.
Rounding of figures may result in computational discrepancies.

Group
balance sheet
As at
As at
As at
As at
June
March
June
December
2005
2005
2004
2004
Restated Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
37,528
35,634 34,079 33,195
Intangible assets
2,727
2,569 2,524 2,347
Investments in associates
254
43 43 43
Investment properties
60
51 42 44
Other investments
550
190 91 179
Inventories
789
677 140 124
Derivatives
403
458 832 1,055
Deferred taxation
215
- - -
Other non-current assets
170
524 351 487
42,696
40,146 38,102 37,474
Current assets
Inventories
2,619
2,365 2,371 2,363
Trade and other receivables
2,025
1,726 1,873 1,747
Derivatives
3,053
3,512 1,904 2,767
Current portion of other non-current assets
5
5 385 5
Cash and cash equivalents
1,835
1,744 3,458 1,758
9,537
9,352 9,991 8,640
Non-current assets held for sale
100
- - -
9,637
9,352 9,991 8,640
TOTAL ASSETS
52,333
49,498 48,093 46,114
EQUITY AND LIABILITIES
Equity
Ordinary share capital and premium
9
19,006
18,995 18,980 18,987
Retained earnings and other reserves 10
1,410
(193) 70 (1,200)
Shareholders' equity
20,416
18,802 19,050 17,787
Minority interests 11
401
367 350 327
20,817
19,169 19,400 18,114
Non-current liabilities
Borrowings
10,500
9,934 8,088 7,262
Provisions
2,729
2,548 2,117 2,339
Derivatives
2,130
2,191 2,393 3,032
Deferred taxation
8,231
7,885 8,211 7,542
23,590
22,558 20,809 20,175
Current liabilities
Trade and other payables
2,919
2,580 2,940 2,650
Current portion of borrowings
1,141
889 2,125 1,800
Derivatives
3,551
3,948 2,662 3,007
Taxation
315
354 157 368
7,926
7,771 7,884 7,825
Total liabilities
31,516
30,329 28,693 28,000
TOTAL EQUITY AND LIABILITIES
52,333
49,498 48,093 46,114
Net asset value - cents per share
7,715
7,108 7,205 6,726
Rounding of figures may result in computational discrepancies.

Group
balance sheet
As at
As at
As at
As at
June
March
June
December
2005
2005
2004
2004
Restated Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
5,615
5,727 5,473 5,880
Intangible assets
408
413 405 416
Investments in associates
38
7 7 8
Investment properties
9
8 7 8
Other investments
82
31 14 32
Inventories
118
109 22 22
Derivatives
60
74 134 187
Deferred taxation
32
- - -
Other non-current assets
26
84 56 86
6,388
6,453 6,118 6,639
Current assets
Inventories
392
380 381 419
Trade and other receivables
303
277 301 309
Derivatives
457
564 306 490
Current portion of other non-current assets
1
1 62 1
Cash and cash equivalents
275
280 555 312
1,427
1,502 1,604 1,531
Non-current assets held for sale
15
- - -
1,442
1,502 1,604 1,531
TOTAL ASSETS
7,830
7,955 7,723 8,170
EQUITY AND LIABILITIES
Equity
Ordinary share capital and premium
9
2,843
3,053 3,048 3,364
Retained earnings and other reserves 10
211
(31) 12 (213)
Shareholders' equity
3,054
3,022 3,060 3,151
Minority interests 11
60
59 56 58
3,114
3,081 3,116 3,209
Non-current liabilities
Borrowings
1,571
1,597 1,299 1,286
Provisions
408
409 340 415
Derivatives
319
352 384 537
Deferred taxation
1,231
1,267 1,319 1,336
3,529
3,625 3,342 3,574
Current liabilities
Trade and other payables
437
415 471 470
Current portion of borrowings
171
143 341 319
Derivatives
531
634 428 533
Taxation
47
57 25 65
1,186
1,249 1,265 1,387
Total liabilities
4,715
4,874 4,607 4,961
TOTAL EQUITY AND LIABILITIES
7,830
7,955 7,723 8,170
Net asset value - cents per share
1,154
1,142 1,157 1,191
Rounding of figures may result in computational discrepancies.

Group
  cash flow statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2005
2005
2004
2005
2004
Restated Restated
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Cash generated from operations
1,191
825 787 2,016 1,323
Cash utilised by discontinued operations
(62)
(51) (6) (113) 7
Environmental, rehabilitation and other expenditure
(16)
(12) (13) (29) (30)
Taxation paid
(34)
(61) (56) (95) (161)
Net cash inflow from operating activities
1,078
701 712 1,779 1,139
Cash flows from investing activities
Capital expenditure
(1,068)
(864) (1,012) (1,932) (1,579)
Proceeds from disposal of tangible assets
-
- 9 - 35
Investments acquired
(89)
- (2) (89) (2)
Acquisition of subsidiary net of cash
-
- (802) - (802)
Net loans (advanced) repaid
(29)
(1) 74 (31) 76
Utilised in hedge restructure
-
(415) - (415) -
Net cash outflow from investing activities
(1,186)
(1,280)
(1,733)
(2,466)
(2,272)
Cash flows from financing activities
Proceeds from issue of share capital
10
8 1 18 12
Share issue expenses
-
- (1) - (1)
Proceeds from borrowings
545
2,568 60 3,113 6,797
Repayment of borrowings
(407)
(1,488) (1,379) (1,895) (4,571)
Interest received
27
45 61 72 133
Finance costs
(68)
(221) (78) (288) (253)
Dividends paid
(31)
(488) (59) (519) (817)
Net cash inflow (outflow) from financing activities
77
424 (1,395) 501 1,300
Net (decrease) increase in cash and cash equivalents
(31)
(155) (2,416) (186) 167
Translation
123
141 6 264 (76)
Opening cash and cash equivalents
1,744
1,758 5,868 1,758 3,367
Closing cash and cash equivalents
1,835
1,744 3,458 1,835 3,458
Cash generated from operations
Profit before taxation
621
68 316 689 602
Adjusted for:
Non-cash movements
126
(32) (39) 95 (8)
Movement on non-hedge derivatives
(185)
427 386 242 568
Deferred stripping costs
17
8 (40) 25 (114)
Amortisation of tangible assets
787
732 600 1,519 1,046
Amortisation of intangible assets
3
3 54 6 106
Impairment of tangible assets
45
- - 45 -
Interest receivable
(39)
(54) (81) (93) (172)
Loss (profit) on disposal of assets and subsidiaries
-
1 (7) 1 (27)
Finance costs and unwinding of decommissioning and
restoration obligations
159
148 124 308 282
Fair value adjustment on option component of convertible bond
(79)
(115) (397) (194) (248)
Movement in working capital
(267)
(361) (130) (628) (712)
1,191
825 787 2,016 1,323
Movement in working capital
(Increase) decrease in inventories
(339)
(567) (157) (906) 39
Increase in trade and other receivables
(268)
- (168) (267) (225)
Increase (decrease) in trade and other payables
340
206 195 546 (526)
(267)
(361) (130) (628) (712)
Rounding of figures may result in computational discrepancies.

Group
cash flow statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2005
2005
2004
2005
2004
Restated Restated
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Cash generated from operations
193
136 102 329 220
Cash utilised by discontinued operations
(11)
(8) (1) (19) 1
Environmental, rehabilitation and other expenditure
(3)
(2) (2) (5) (5)
Taxation paid
(5)
(10) (9) (15) (24)
Net cash inflow from operating activities
175
116 90 290 192
Cash flows from investing activities
Capital expenditure
(167)
(144) (153) (311) (237)
Proceeds from disposal of tangible assets
-
- 1 - 5
Investments acquired
(15)
- - (15) -
Acquisition of subsidiary net of cash
-
- (126) - (126)
Net loans (advanced) repaid
(5)
- 11 (5) 11
Utilised in hedge restructure
-
(69) - (69) -
Net cash outflow from investing activities
(186)
(213)
(267)
(399)
(347)
Cash flows from financing activities
Proceeds from issue of share capital
2
1 - 3 2
Share issue expenses
-
- - - -
Proceeds from borrowings
43
458 22 501 1,019
Repayment of borrowings
(27)
(278) (213) (305) (685)
Interest received
4
7 9 12 20
Finance costs
(10)
(37) (12) (47) (38)
Dividends paid
(5)
(82) (9) (87) (122)
Net cash inflow (outflow) from financing activities
7
69 (203) 77 196
Net (decrease) increase in cash and cash equivalents
(4)
(28) (380) (32) 41
Translation
(2)
(4) 1 (5) 9
Opening cash and cash equivalents
280
312 934 312 505
Closing cash and cash equivalents
275
280 555 275 555
Cash generated from operations
Profit before taxation
107
26 44 132 87
Adjusted for:
Non-cash movements
20
(5) (5) 15 2
Movement on non-hedge derivatives
(38)
57 64 18 90
Deferred stripping costs
2
1 (6) 4 (17)
Amortisation of tangible assets
123
122 91 244 157
Amortisation of intangible assets
-
- 8 1 16
Impairment of tangible assets
7
- - 7 -
Interest receivable
(6)
(9) (12) (15) (26)
Profit on disposal of assets and subsidiaries
-
- - - (4)
Finance costs and unwinding of decommissioning and
restoration obligations
25
24 19 50 42
Fair value adjustment on option component of convertible bond
(13)
(19) (61) (32) (39)
Movement in working capital
(33)
(61) (40) (94) (88)
193
136 102 329 220
Movement in working capital
Increase in inventories
(17)
(50) (29) (67) (16)
(Increase) decrease in trade and other receivables
(20)
29 (29) 9 (52)
Increase (decrease) in trade and other payables
4
(40) 18 (36) (20)
(33)
(61) (40) (94) (88)
Rounding of figures may result in computational discrepancies.

Statement of recognised income and expense
for the six months ended 30 June 2005
Six months
Six months
ended
ended
June
June
2005
2004
Unaudited Unaudited
Actuarial gains on defined benefit retirement plans 42 -
Net (gain) loss on cash flow hedges removed from equity and reported in income (91) 446
Net (loss) gain on cash flow hedges (116) 645
Net (loss) gain on available for sale financial assets (2) 5
Deferred taxation on items above 182 (279)
Net exchange translation differences (159) 91
Net (expense) income recognised directly in equity (144) 908
Profit for the period 690 486
Total recognised income and expense for the period 546 1,394
Attributable to:
Equity shareholders
429 1,329
Minority interest 117 65
546 1,394
Actuarial gains on defined benefit retirement plans 7 -
Net (gain) loss on cash flow hedges removed from equity and reported in income (11) 78
Net (loss) gain on cash flow hedges (17) 104
Net (loss) gain on available for sale financial assets (2) 1
Deferred taxation on items above 26 (41)
Net exchange translation differences (4) (13)
Net (expense) income recognised directly in equity (1) 129
Profit for the period 130 72
Total recognised income and expense for the period 129 201
Attributable to:
Equity shareholders
120 187
Minority interest 9 14
129 201
Rounding of figures may result in computational discrepancies.
SA Rand million
US Dollar million

Group
operating results
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2005
2004
2005
2005
2005
2004
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Milled - 000 tonnes / - 000 tons
3,466
3,386 6,853 6,277
3,821
3,733 7,554 6,919
Yield - g / t / - oz / t
7.26
7.35 7.30 7.74
0.212
0.214 0.213 0.226
Gold produced - kg / - oz (000)
25,175
24,884 50,059 48,565
809
800 1,609 1,562
SURFACE AND DUMP RECLAMATION
Treated - 000 tonnes / - 000 tons
1,886
2,111 3,997 3,400
2,078
2,327 4,406 3,747
Yield - g / t / - oz / t
0.49
0.47 0.48 0.57
0.014
0.014 0.014 0.017
Gold produced - kg / - oz (000)
927
986 1,913 1,925
30
32 62 62
OPEN-PIT OPERATION
Mined - 000 tonnes / - 000 tons
46,042
38,217 84,259 62,576
50,753
42,127 92,880 68,978
Treated - 000 tonnes / - 000 tons
6,501
5,057 11,557 7,598
7,166
5,574 12,740 8,375
Stripping ratio - t (mined total - mined ore) / t mined ore
4.82
6.10 5.34 7.31
4.82
6.10 5.34 7.31
Yield - g / t / - oz / t
2.90
3.60 3.21 3.10
0.085
0.105 0.094 0.090
Gold in ore - kg / - oz (000)
11,188
14,898 26,086 17,307
360
479 839 556
Gold produced - kg / - oz (000)
18,856
18,220 37,076 23,573
606
585 1,192 758
HEAP LEACH OPERATION
Mined - 000 tonnes / - 000 tons
14,465
17,913 32,377 35,170
15,945
19,745 35,690 38,769
Placed
1
- 000 tonnes / - 000 tons
5,241
6,610 11,851 10,382
5,777
7,286 13,063 11,445
Stripping ratio
- t (mined total - mined ore) / t mined ore
2.33
1.72 1.96 2.33
2.33
1.72 1.96 2.33
Yield
2
- g / t / - oz / t
0.77
0.87 0.83 0.84
0.023
0.025 0.024 0.025
Gold placed
3
- kg / - oz (000)
4,046
5,776 9,822 8,726
130
186 316 281
Gold produced - kg / - oz (000)
3,835
4,718 8,553 6,910
123
152 275 222
TOTAL
Gold produced - kg / - oz (000)
48,792
48,808 97,600 80,972
1,569
1,569 3,138 2,603
Gold sold - kg / - oz (000)
48,560
48,313 96,873 80,256
1,561
1,553 3,115 2,580
Price received - R / kg / - $ / oz - sold
87,314
82,152 84,739 84,152
422
424 423 393
Total cash costs
- R / kg / - $ / oz - produced
57,351
54,778 56,064 54,456
278
284 281 254
Total production costs
- R / kg / - $ / oz - produced
74,728
70,639 72,683 67,924
363
366 364 317
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz
431
419 425 362
13.86
13.47 13.66 11.64
Actual - g / - oz
382
394 388 351
12.28
12.66 12.47 11.28
CAPITAL EXPENDITURE
- Rm - $m
1,068
864 1,932 1,579
167
144 311 237
1
Tonnes (Tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.

Notes
for the quarter and six months ended 30 June 2005
1.
Basis of preparation
The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended
31 December 2004 except for the new and revised International Financial Reporting Standards (IFRS) statements which are effective 1 January 2005, where applicable.
The option to account for actuarial gains and losses through equity reserves under IAS19 revised has been adopted. The financial effects of the adoption on prior periods are disclosed in Note 13.
The financial statements of AngloGold Ashanti have been prepared in compliance with IAS34, in compliance with the JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and six months ended 30 June 2005.
Where the preparation or classification of an item has been amended, comparative information has been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information. Refer to Note 7, discontinued operations, Note 13, financial effects of IAS19 revised and Note 19, convertible bonds.
2.
Cost of sales
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2005
Mar
2005
Jun
2005
Jun
2004
Jun
2005
Mar
2005
Jun
2005
Jun
2004
Restated
Restated
Unaudited     Unaudited        Unaudited         Unaudited      Unaudited        Unaudited        Unaudited          Unaudited
SA Rand million
US Dollar million
Cash operating costs
2,744
2,650
5,395
4,279
428
441
870
642
Other cash costs
92
100
192
137
14
17
31
21
Total cash costs
2,836
2,750
5,587
4,416
443
458
901
663
Retrenchment costs
31
14
46
30
5
2
7
5
Rehabilitation & other non-cash costs
49
45
94
57
8
7
15
9
Production costs
2,916
2,809
5,727
4,503
456
467
923
677
Amortisation of tangible assets
787
732
1,519
1,046
123
122
244
157
Amortisation of intangible assets
3
3
6
–
–
–
1
–
Total production costs
3,706
3,544
7,252
5,549
578
590
1,168
833
Inventory change
(86)
(129)         (216)         (211)          (14)
(21)           (35)           (33)
3,620
3,415
7,036
5,338
565
568
1,133
801
3. Taxation
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2005
Mar
2005
Jun
2005
Jun
2004
Jun
2005
Mar
2005
Jun
2005
Jun
2004
Restated
Restated
Unaudited       Unaudited        Unaudited        Unaudited      Unaudited        Unaudited          Unaudited       Unaudited
SA Rand million
US Dollar million
Current taxation
11
(38)           (27)          (134)             1
(6)             (5)           (20)
Deferred taxation
(158)
(34)          (191)         (159)           (22)
(6)            (28)           (24)
Deferred taxation on change in tax rate
314
72
386
–
47
12
59
–
Deferred taxation on unrealised non-
hedge derivatives
(105)
59
(47)
229
(16)
9
(7)
37
62
59
121
(64)
9
9
18
(7)
Rounding of figures may result in computational discrepancies

4.
Headline earnings and headline earnings adjusted for the effect of unrealised non-hedge derivatives
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2005
Mar
2005
Jun
2005
Jun
2004
Jun
2005
Mar
2005
Jun
2005
Jun
2004
Restated
Restated
Unaudited        Unaudited        Unaudited       Unaudited        Unaudited        Unaudited        Unaudited       Unaudited
SA Rand million
US Dollar million
Profit attributable to equity shareholders
has been adjusted by the following to
arrive at headline earnings:
Profit attributable to equity shareholders
566
50
616
425
96
22
118
64
Amortisation of intangible assets
–
–
–
106
–
–
–
16
Impairment of tangible assets
45
–
45
–
7
–
7
–
Loss (profit) on disposal of assets and
subsidiaries
–
1
1
(27)
–
–
–
(4)
Taxation on items above
(15)
–
(15)
7
(2)
–
(2)
1
Net loss from discontinued operations
(note 7)
69
51
121
52
12
9
21
8
Headline earnings
665
102
767
563
112
31
143
85
Unrealised non-hedge derivatives
(166)
421
255
622
(37)
55
19
98
Deferred taxation on unrealised non-
hedge derivatives (note 3)
105
(59)             47
(229)            16
(9) 7
(37)
Headline earnings adjusted for the
effect of unrealised non-hedge
derivatives
(2)
604
464
1,069
956
92
77
169
147
Cents per share
(1)
Headline earnings
251
39
290
236
42
12
54
36
Headline earnings adjusted for the
effect of unrealised non-hedge
derivatives
228
175
404
401
35
29
64
62
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
-
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
-
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
-
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
-
Investment in hedge restructure transaction: During the hedge restructure of the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-
dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.
5.
Gross profit and gross profit adjusted for the effect of unrealised non-hedge derivatives
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2005
Mar
2005
Jun
2005
Jun
2004
Jun
2005
Mar
2005
Jun
2005
Jun
2004
Restated Restated
Unaudited        Unaudited        Unaudited       Unaudited         Unaudited       Unaudited        Unaudited       Unaudited
SA Rand million
US Dollar million
Reconciliation of gross profit to gross
profit adjusted for the effect of
unrealised non-hedge derivatives:
Gross profit
931
255
1,186
971
154
57
211
142
Unrealised non-hedge derivatives
(166)
421
255
622
(37)
55
19
98
Gross profit adjusted for the effect of
unrealised non-hedge derivatives
(1)
765
676
1,441
1,593
117
112
230
240
(1)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
-
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
-
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Gross profit adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
-
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
-
Investment in hedge restructure transaction: During the hedge restructure of the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-
dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.
Rounding of figures may result in computational discrepancies

6. Capital commitments
Jun
2005
Mar
2005
Jun
2004
Dec
2004
Jun
2005
Mar
2005
Jun
2004
Dec
2004
SA Rand million
US Dollar million
Orders placed and outstanding on capital
contracts at the prevailing rate of exchange
1,312
1,108 885 835
196
178 142 148
7. Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations has been discontinued as the operation has reached the end of its useful life. The results of Ergo for the period are presented below:
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
2005
Mar
2005
Jun
2005
Jun
2004
Jun
2005
Mar
2005
Jun
2005
Jun
2004
Restated
Restated
Unaudited         Unaudited         Unaudited       Unaudited         Unaudited       Unaudited        Unaudited       Unaudited
SA Rand million US Dollar million
Gold income
10
85 95 309
2
14 16 46
Retrenchment, rehabilitation and other
costs
(261)
(136)       (398)
(334)         (41)
(23)          (64)          (50)
Non-hedge derivatives
–
– – (28)
–
– – (4)
Gross loss
(251)
(51)       (303)           (53)         (39)
(9)           (48)           (8)
Impairment loss reversed
115

17

Loss before taxation from discontinued
operations
(136)
(51)       (188)           (53)         (22)
(9)           (31)           (8)
Deferred taxation
67
– 67 1
10

Net loss attributable to discontinued
operations
(69)
(51)        (121)           (52)        (12)
(9)           (21)           (8)
8. Shares
Quarter ended
Six months ended
Jun
2005
Mar
2005
Jun
2004
Jun
2005
Jun
2004
Authorised shares:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000    400,000,000     400,000,000     400,000,000
A redeemable preference shares of
50 SA cents each
2,000,000
2,000,000         2,000,000         2,000,000         2,000,000
B redeemable preference shares of
1 SA cent each
5,000,000
5,000,000         5,000,000         5,000,000         5,000,000
Issued shares:
Ordinary shares of 25 SA cents each
264,611,494
264,527,794     264,403,394     264,611,494     264,403,394
A redeemable preference shares
2,000,000
2,000,000         2,000,000         2,000,000         2,000,000
B redeemable preference shares
778,896
778,896            778,896            778,896             778,896
Weighted average number of ordinary
shares for the period
Basic ordinary shares
264,556,116
264,488,624     253,046,275     264,522,557     238,129,583
Diluted number of ordinary shares
265,101,415
265,024,329     268,430,890     265,069,987     248,695,939
During the quarter, 83,700 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.
9.
Ordinary share capital and premium
As at
As at
Jun
2005
Jun
2004
Jun
2005
Jun
2004
Unaudited                Unaudited               Unaudited               Unaudited
SA Rand million US Dollar million
Balance at December 18,987 9,668 3,364 1,450
Ordinary shares issued 19 9,312 3 1,368
Translation                                                                           –
– (524) 230
Balance at June
19,006
18,980
2,843
3,048
Rounding of figures may result in computational discrepancies

10.
Retained earnings and other reserves
Retained
earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Other
Comprehen-
sive
income
Total
SA Rand million
Balance at December 2003 as previously reported 3,848 138 (755) (2,047) 1,184
Change in accounting policy for defined
benefit retirement plans
– – – (112) (112)
As restated 3,848 138 (755) (2,159) 1,072
Net loss on cash flow hedges removed from equity
and reported in income – – – 444 444
Net gain on cash flow hedges – – – 642 642
Deferred taxation on cash flow hedges – – – (279) (279)
Net gain on available for sale financial assets – – – 5 5
Exchange translation differences – – (1,583) 92 (1,491)
Profit attributable to equity shareholders 425 – – – 425
Dividends paid (748) – – – (748)
Balance at June 2004 (restated) 3,525 138 (2,338) (1,255) 70
Balance at December 2004 (restated) 3,379 138 (3,552) (1,040) (1,075)
Change in accounting policy for defined
benefit retirement plans
– – – (125) (125)
As restated 3,379 138 (3,552) (1,165) (1,200)
Actuarial gain on defined benefit retirement plans – – – 42 42
Deferred taxation on defined benefit retirement plans – – – (14) (14)
Net gain on cash flow hedges removed from equity
and reported in income
– – – (93) (93)
Net loss on cash flow hedges – – – (116) (116)
Deferred taxation on cash flow hedges – – – 196 196
Net loss on available for sale financial assets – – – (2) (2)
Exchange translation differences – – 2,656 (199) 2,455
Profit attributable to equity shareholders 616 – – – 616
Dividends paid (476) – – – (476)
Balance at June 2005
3,519
138
(896)
(1,351)
1,410
US Dollar million
(1)
Balance at December 2003 as previously
reported
356 21 108 (307) 178
Change in accounting policy for defined
benefit retirement plans
– – – (18) (18)
As restated 356 21 108 (325) 160
Net loss on cash flow hedges removed
from equity and reported in income
– – – 78 78
Net gain on cash flow hedges – – – 103 103
Deferred taxation on cash flow hedges – – – (41) (41)
Net gain on available for sale financial assets – – – 1 1
Exchange translation differences – 1 (225) (18) (242)
Profit attributable to equity shareholders 64 – – – 64
Dividends paid (111) – – – (111)
Balance at June 2004 (restated) 309 22 (117) (202) 12
Balance at December 2004 (restated) 286 24 (317) (184) (191)
Change in accounting policy for defined
benefit retirement plans
– – – (22) (22)
As restated 286 24 (317) (206) (213)
Actuarial gain on defined benefit retirement plans – – – 7 7
Deferred taxation on defined benefit retirement plans – – – (2) (2)
Net gain on cash flow hedges removed from
equity and reported in income
– – – (11) (11)
Net loss on cash flow hedges – – – (17) (17)
Deferred taxation on cash flow hedges – – – 28 28
Net loss on available for sale financial assets – – – (2) (2)
Exchange translation differences – (3) 385 1 383
Profit attributable to equity shareholders 118 – – – 118
Dividends paid (80) – – – (80)
Balance at June 2005
324
21
68
(202)
211
(1) The 2004 opening balances and comparative amounts have been restated in terms of IAS21 revised.
Rounding of figures may result in computational discrepancies

11. Minority interests
As at
As at
As at
As at
Jun
2005
Jun
2004
Jun
2005
Jun
2004
Unaudited                Unaudited               Unaudited                Unaudited
SA Rand million US Dollar million
Balance at December 327 354 58 53
Attributable profit 74 61 12 8
Dividends paid (43) (69) (7) (11)
Net loss on cash flow hedges removed
from equity and reported in income
2 2 – –
Net loss on cash flow hedges – 3 – 1
Exchange translation differences 41 (1) (3) 5
Balance at June
401
350
60
56
12. Exchange rates
Jun
2005
Mar
2005
Jun
2004
Dec
2004
Rand/US dollar average for the period
6.21
6.01                    6.67                     6.44
Rand/US dollar average for the quarter
6.41
6.01                    6.59                     6.05
Rand/US dollar closing
6.68
6.22                    6.23                     5.65
Rand/Australian dollar average for the period
4.80
4.67                    4.94                     4.82
Rand/Australian dollar average for the quarter
4.93
4.67                    4.70                     4.58
Rand/Australian dollar closing
5.06
4.81                    4.33                     4.42
13.
Financial effects of IAS19 revised
The cumulative effect of accounting for actuarial gains and losses through equity reserves for the previous reported periods are as follows:
SA Rand million US Dollar million
As at
Mar
2005
As at
Jun
2004
As at
Dec
2004
As at
Mar
2005
As at
Jun
2004
As at
Dec
2004
Unaudited Unaudited Audited Unaudited Unaudited Audited
Non-current assets
Other non-current assets
As previously reported 637 520 601 102 83 106
Actuarial gain related to the pension plan asset
recognised directly in equity
(113)           (169) (114)            (20)            (25)             (16)
Translation
–
–
–                 2
(2)               (4)
As restated
524
351
487
84
56
86
Non-current liabilities
Provisions
As previously reported 2,473 2,117 2,265 397 340 402
Actuarial gain related to the post retirement
medical liability recognised directly in equity
74
–
74 13
–                11
Translation 1
–
–               (1)                 –                 2
As restated
2,548
2,117
2,339
409
340
415
Non-current liabilities
Deferred taxation
As previously reported 7,948 8,268 7,605 1,277 1,328 1,347
Actuarial gain related to the retirement plans
recognised directly in equity
(63)             (57) (63) (11)              (9)              (9)
Translation
–
–
–                  1
–                 (2)
As restated
7,885
8,211
7,542
1,267
1,319
1,336
The financial effects of the IAS19 revised option for the current quarter relating to the pension plan asset and the post-retirement medical liability as well as the effects on the equity reserves for the current and the prior periods are disclosed in the Statement of recognised income and expense.
Rounding if figures may result in computational discrepancies

14.
Contingent liabilities
AngloGold Ashanti acts as ultimate guarantor in respect of sureties provided to bankers and other parties by its subsidiaries in respect of certain loans and commitments. At 30 June 2005, the aggregate contingent liability is approximately $88m. Discussions are continuing in respect of the class action being brought against the former
Ashanti Goldfields and it is anticipated that the final outcome of this claim will have no material effect on the company.
15.       Attributable interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.
16.       Announcements
16.1    On 15 April 2005, the South African Department of Water Affairs and Forestry issued a directive ordering three mining groups, DRDGold, Harmony and AngloGold Ashanti to share equally the costs of pumping water at some shafts of DRDGold’s North West operations in South Africa. This follows an interdict application made by AngloGold Ashanti in response to DRDGold’s threat to cease funding the pumping of water at these shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on 22 March 2005. The aggregate monthly cost of pumping is estimated at R8m ($1m).
16.2     On 28 April 2005, the company announced that agreement had been reached with Trans-Siberian Gold plc
(TSG) on revised terms for the second subscription of shares in TSG, and a revised subscription price of
£1.30 per share, compared to £1.494 per share agreed between the parties on 30 June 2004. The revised terms of the subscription were approved by TSG shareholders on 27 May 2005 and AngloGold Ashanti’s
17.5 percent equity interest in TSG increased to 29.9 percent on 31 May 2005, the date on which the second subscription was completed.
16.3    On 29 April 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various
100 percent AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint Ventures to Crescent Gold Limited,
for a total consideration of A$4m ($3m). A$0.3m ($0.2m) was payable on the execution of a binding sale and purchase agreement, A$1m ($0.8m) is payable in Crescent Gold shares and A$3m ($2m) is payable in cash, on or before 15 December 2006.
16.4    On 17 March 2005, it was announced that with effect from 1 May 2005, Mr R Carvalho Silva and
Mr N F Nicolau would be appointed executive directors to the board of AngloGold Ashanti. At the same time, Mr J G Best indicated that he would be retiring from the board and that Mr S Venkatakrishnan would be appointed to the board with effect from 1 August 2005.
16.5    On 21 June 2005, Dr S E Jonah indicated that he wished to move to a non-executive role on the board of
AngloGold Ashanti, with effect from 31 July 2005. He will retain the title of President.
16.6    On 19 July 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued at R75m ($11m). On finalisation of the transaction AngloGold Ashanti will hold in excess of 5% of Aflease shares.
16.7    On 27 July 2005, the board approved the appointment of Mr Réne Médori, as a non-executive director with effect from 1 August 2005, in place of Mr Tony Lea, who retires from the board with effect from 31 July
2005. Mr Medori has nominated Mr Peter Whitcutt as his alternate.
16.8    On 27 July 2005 AngloGold Ashanti reached an agreement with the Government of Guinea to amend the
Convention de Base (stability agreement) and resolve all outstanding disputes for a sum of $7m. In addition, the company has agreed as part of this settlement to meet historical and follow-up fees and costs of a consultant that the Government retained to advise and assist it in its negotiations and resolution of the dispute. In consideration of the above settlement, the Government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against the AngloGold Ashanti group of companies.

17. Dividend
The directors have today declared Interim Dividend No. 98 of 170 (Interim Dividend No. 96: 170) South African
cents per ordinary share for the six months ended 30 June 2005. In compliance with the requirements of
STRATE, given the company's primary listing on the JSE Limited (formerly JSE Securities Exchange South
Africa), the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2005
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 4 August
Last date to trade ordinary shares cum dividend Friday, 12 August
Last date to register transfers of certificated securities cum dividend Friday, 12 August
Ordinary shares trade ex dividend Monday, 15 August
Record date Friday, 19 August
Payment date Friday, 26 August
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with the further requirements of STRATE, between Monday, 15 August 2005 and Friday, 19 August
2005, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2005
Ex dividend on New York Stock Exchange Wednesday, 17 August
Record date Friday, 19 August
Approximate date for currency conversion Friday, 26 August
Approximate payment date of dividend Monday, 5 September
Assuming an exchange rate of R6.69/$1, the dividend payable on an ADS is equivalent to 25.41 US cents. This compares with the interim dividend of 25.62 US cents per ADS paid on 7 September 2004. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2005
Last date to trade and to register GhDSs cum dividend Friday, 12 August
GhDSs trade ex dividend Monday, 15 August
Record date Friday, 19 August
Approximate payment date of dividend Monday, 29 August
Assuming an exchange rate of R1/¢1,349 the dividend payable per GhDS is equivalent to 22.93 cedis. This compares with the interim dividend of 24.848 cedis per GhDS paid on 30 August 2004. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.

18.
Group financial statements
The group financial statements for the quarter and six months ended 30 June 2005 were authorised for issue in accordance with a resolution of the directors passed on 27 July 2005. AngloGold Ashanti is a limited liability company incorporated in the Republic of South Africa.
19. Convertible
bonds
The group changed its accounting policy for convertible bonds during the first quarter of 2005. Previously, convertible bonds were accounted for as compound financial instruments, part equity and part liability. The equity component was not re-measured for changes in fair value.
Convertible bonds are now accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value are recorded in the income statement.
This change was made in response to additional guidance becoming available on the interpretation of
International Financial Reporting Standards. This change is applied retrospectively and comparative figures have been restated.
The impact on comparative figures is as follows:
Quarter to 30 June 2004:
Profit attributable to equity shareholders increased by $61m;
Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $43m.
Six months ended 30 June 2004:
Profit attributable to equity shareholders increased by $39m;
Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $43m.
20. Borrowings
AngloGold Ashanti's borrowings are interest bearing.
By order of the Board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
27 July 2005

Segmental reporting
for the quarter and six months ended June 2005
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2005
2005
2004
2005
2004
2005
2005
2004
2005
2004
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million
US Dollar million
Gold income
South Africa
1,953
1,646 1,758 3,600 3,594
303
274 267 577 538
Argentina
142
151 129 293 244
22
25 20 47 37
Australia
413
337 273 750 520
64
56 41 120 78
Brazil
270
247 258 517 508
42
41 39 83 76
Ghana
454
410 353 863 353
71
68 53 139 53
Guinea
229
119 - 347 -
36
20 - 55 -
Mali
358
333 267 691 543
55
55 42 111 82
Namibia
49
53 45 102 85
8
9 7 16 13
Tanzania
381
407 299 788 515
59
68 45 127 77
USA
155
155 167 310 320
24
26 25 50 48
Zimbabwe
-
- 11 - 11
-
- 2 - 2
4,404
3,858 3,559 8,261 6,693
684
642 541 1,326 1,005
Gross profit (loss) adjusted
for the effect of unrealised
non-hedge derivatives
South Africa
336
213 319 549 817
52
35 48 88 123
Argentina
44
60 14 105 38
7
10 3 17 6
Australia
131
80 117 211 186
21
13 17 34 28
Brazil
137
136 157 272 275
21
23 23 44 41
Ghana
(21)
8 - (13)
-
(3)
1 - (2) -
Guinea
71
15 (16) 86 (16)
11
2 (2) 13 (2)
Mali
104
97 48 201 131
16
16 8 32 20
Namibia
(6)
1 5 (5) 13
(1)
- 1 (1) 2
Tanzania
(56)
65 45 7 118
(9)
10 7 2 18
USA
16
41 27 57 34
2
7 4 9 5
Zimbabwe
-
- (4) - (4)
-
- (1) - (1)
Other
9
(40) 4 (29) 1
-
(5) 1 (6) -
765
676 716 1,441 1,593
117
112 109 230 240
Cash gross profit (loss)
1
South Africa
585
455 498 1,041 1,157
91
76 75 166 174
Argentina
81
96 59 177 123
13
16 10 29 19
Australia
189
135 149 324 261
30
22 23 52 39
Brazil
172
164 192 337 345
27
27 29 54 52
Ghana
86
106 52 192 53
13
18 7 31 8
Guinea
107
27 (16) 133 (16)
16
4 (3) 21 (3)
Mali
170
165 95 336 227
26
27 14 53 34
Namibia
(1)
6 10 6 19
-
1 2 1 3
Tanzania
23
154 89 176 189
3
25 14 29 28
USA
79
98 85 177 168
12
16 13 28 25
Zimbabwe
-
- (2) - (2)
-
- - - (1)
Other
28
(21) 24 5 35
4
(2) 5 1 8
1,519
1,385 1,235 2,904 2,559
235
230 189 465 386
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

Segmental reporting (continued)
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2005
2005
2004
2005
2004
2005
2005
2004
2005
2004
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold production
South Africa
20,604
20,732 22,379 41,336 43,797
662
666 719 1,329 1,408
Argentina
1,591
1,779 1,449 3,370 2,546
51
57 47 108 82
Australia
4,063
4,064 3,008 8,127 5,711
131
131 97 261 184
Brazil
2,660
2,528 2,733 5,188 5,066
86
81 88 167 163
Ghana
5,341
5,313 3,821 10,654 3,820
172
171 123 343 123
Guinea
2,486
1,345 535 3,831 535
80
43 17 123 17
Mali
4,139
3,980 3,214 8,119 6,565
133
128 103 261 211
Namibia
560
596 503 1,156 963
18
19 16 37 31
Tanzania
5,133
5,963 4,339 11,097 7,234
165
192 140 357 233
USA
2,215
2,508 2,372 4,723 4,610
71
81 76 152 148
Zimbabwe
-
- 125 - 125
-
- 4 - 4
48,792
48,808 44,477 97,600 80,972
1,569
1,569 1,430 3,138 2,603
Quarter
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
June
March
June
June
June
2005
2005
2004
2005
2004
2005
2005
2004
2005
2004
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million
US Dollar million
Capital expenditure
South Africa
527
482 510 1,008 926
82
80 77 162 139
Argentina
37
23 27 59 42
6
4 4 10 6
Australia
60
46 45 106 89
9
7 7 17 13
Brazil
132
64 83 195 127
21
11 12 31 19
Ghana
130
94 66 224 66
20
16 10 36 10
Guinea
67
95 111 161 111
10
16 17 26 17
Mali
18
24 18 41 35
3
4 4 7 6
Namibia
14
5 101 18 105
2
1 15 3 16
Tanzania
63
17 19 80 25
10
3 3 13 4
USA
14
9 18 23 34
2
2 3 4 5
Zimbabwe
-
- 2 - 2
-
- - - -
Other
7
5 12 15 17
1
- 1 2 2
1,068
864 1,012 1,932 1,579
167
144 153 311 237
As at
As at
As at
As at
As at
As at
As at
As at
June
March
June
December
June
March
June
December
2005
2005
2004
2004
2005
2005
2004
2004
Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Audited
SA Rand million
Total assets
South Africa
14,753
14,506 13,174 15,039
2,207
2,331 2,116 2,664
Argentina
1,866
2,115 1,811 1,784
279
340 291 316
Australia
4,665
4,389 3,898 4,062
698
705 626 719
Brazil
2,392
2,048 1,825 1,962
358
329 293 348
Ghana
12,102
11,403 10,997 10,016
1,811
1,832 1,766 1,774
Guinea
1,817
1,699 1,167 1,366
272
273 187 242
Mali
2,168
2,041 2,186 1,820
324
328 351 322
Namibia
210
214 200 216
31
34 32 38
Tanzania
7,109
6,682 6,960 6,233
1,064
1,073 1,118 1,104
USA
2,946
2,752 2,564 2,311
441
442 412 409
Other
2,305
1,649 3,261 1,306
345
268 524 233
52,333
49,498 48,093 46,114
7,830
7,955 7,723 8,170
Rounding of figures may result in computational discrepancies.
US Dollar million
kg
oz (000)

Price and unit cost calculation
Quarter
Quarter Six months
Six months
Quarter
Quarter Six months Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2005
2004
2005
2005
2005
2004
Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Price received
Gold income per income statement
4,404
3,858 8,261 6,693
684
642 1,326 1,005
Adjusted for minority interests and non-gold producing
companies
(146)
(122) (267) (176)
(24)
(21) (46) (26)
4,258
3,736 7,994 6,517
660
621 1,280 978
Realised non-hedge derivatives
(18)
233 215 238
(2)
38 37 36
4,240
3,969 8,209 6,754
658
659 1,317 1,015
Attributable gold sold - kg / - oz (000)
48,560
48,313 96,873 80,256
1,561
1,553 3,115 2,580
Revenue price per unit - R/kg / -$/oz
87,314
82,152 84,739 84,152
422
424 423 393
Total Costs
Total cash costs (note 2)
2,836
2,750 5,587 4,416
443
458 901 663
Adjusted for minority interests and non-gold producing
companies
(38)
(76) (115) (7)
(6)
(13) (19) (2)
Total cash costs
2,798
2,674 5,472 4,409
437
445 882 661
Retrenchment costs (note 2)
31
14 46 30
5
2 7 5
Rehabilitation and other non-cash costs (note 2)
49
45 94 57
8
7 15 9
Amortisation of tangible assets (note 2)
787
732 1,519 1,046
123
122 244 157
Amortisation of intangible assets (note 2)
3
3 6 -
-

Adjusted for minority interests and non-gold producing
companies
(22)
(20) (43) (42)
(4)
(2) (6) (7)
Total production costs
3,646
3,448 7,094 5,500
569
574 1,143 825
Gold produced - kg / - oz (000)
48,792
48,808 97,600 80,972
1,569
1,569 3,138 2,603
Total cash cost per unit - R/kg / -$/oz
57,351
54,778 56,064 54,456
278
284 281 254
Total production cost per unit - R/kg / -$/oz
74,728
70,639 72,683 67,924
363
366 364 317
Rounding of figures may result in computational discrepancies.
SA Rand / Metric
US Dollar / Imperial

Development
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended June 2005
Statistics are shown in metric units
Advance
Sampled
metres
metres
channel
gold
uranium
width cm
g/t
cm.g/t
kg/t
cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
3,198 316 109.3 35.72 3,904 0.92 100.71
Kopanang Mine
Vaal reef
6,743 822 11.9 118.15 1,406 1.33 15.80
Tau Lekoa Mine
Ventersdorp Contact reef
3,219 1,028 100.1 10.28 1,029 0.01 0.97
Moab Khotsong Mine
Vaal reef
4,570 188 114.9 21.75 2,499 1.40 161.00
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
486 - - - - - -
Carbon Leader reef 4,154 - - - - - -
Savuka Mine
Ventersdorp Contact reef
580 - - - - - -
Carbon Leader reef 350 70 56.9 14.31 814 - -
Mponeng Mine
Ventersdorp Contact reef
4,281 730 81.3 27.74 2,255 - -
AUSTRALIA
Sunrise Dam
1,674 516 - 3.17 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
1,514 601 - 5.54 - -
Córrego do Sitio 161 60 1.77 - -
Lamego 385 - - - - - -
Serra Grande
Mina III
889 55 - 8.90 - - -
Mina Nova 90 - - - - - -
GHANA
Obuasi
6,486 1,409 - 10.67 - - -
Statistics are shown in imperial units
Advance
Sampled
feet
feet
channel
gold
uranium
width inches
oz/t
ft.oz/t
lb/t
ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
10,492 1,037 43.03 1.04 3.73 1.84 6.60
Kopanang Mine
Vaal reef
22,123 2,697 4.69 3.45 1.35 2.66 1.04
Tau Lekoa Mine
Ventersdorp Contact reef
10,561 3,373 39.41 0.30 0.99 0.02 0.07
Moab Khotsong Mine
Vaal reef
14,993 617 45.24 0.63 2.38 2.80 10.56
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
1,595 - - - - - -
Carbon Leader reef 13,629 - - - - - -
Savuka Mine
Ventersdorp Contact reef
1,904 - - - - - -
Carbon Leader reef 1,150 230 22.40 0.42 0.78 - -
Mponeng Mine
Ventersdorp Contact reef
14,045 2,395 32.01 0.81 2.16 - -
AUSTRALIA
Sunrise Dam
5,492 1,693 - 0.09 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
4,967 1,972 - 0.16 - - -
Córrego do Sitio 528 197 - 0.05 - - -
Lamego 1,263 - - - - - -
Serra Grande
Mina III
2,917 180 - 0.26 - - -
Mina Nova 295 - - - - - -
GHANA
Obuasi
21,281 4,624 - 0.31 - - -

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
SA Rand / US Dollar
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICA
527
482
510
1,008
82
80
77
162
Vaal River
Great Noligwa Mine
49 55 65 104 8 9 10 17
Kopanang Mine 60 64 61 124 9 11 9 20
Tau Lekoa Mine 19 31 40 49 3 5 6 8
Surface Operations 40 11 20 51 6 2 3 8
Moab Khotsong 152 137 110 289 24 23 17 47
West Wits
Mponeng Mine
70 75 98 145 11 12 15 23
Savuka Mine 15 14 15 28 2 2 2 5
TauTona Mine 122 95 101 217 19 16 15 35
ARGENTINA
37
23
27
59
6
4
4
10
Cerro Vanguardia - Attributable 92.50% 34 21 25 55 5 3 4 9
Minorities and exploration 3 2 2 4 1 1 - 1
AUSTRALIA
60
46
45
106
9
7
7
17
Sunrise Dam 54 41 43 95 8 7 6 15
Exploration 6 5 2 11 1 - 1 2
BRAZIL
132
64
83
195
21
11
12
31
AngloGold Ashanti Mineração 111 45 55 157 18 8 8 25
Serra Grande - Attributable 50% 10 9 9 19 2 1 1 3
Minorities and exploration 10 10 19 19 1 2 3 3
GHANA
130
94
66
224
20
16
10
36
Bibiani 17 12 13 29 3 2 2 5
Iduapriem - Attributable 85% 5 2 3 7 1 - 1 1
Obuasi 105 77 48 182 17 13 7 29
Minorities and exploration 3 3 2 6 - 1 - 1
GUINEA
67
95
111
161
10
16
17
26
Siguiri - Attributable 85% 57 80 94 137 9 13 14 22
Minorities and exploration 10 15 17 24 1 3 3 4
MALI
18
24
18
41
3
4
4
7
Morila - Attributable 40% - 4 1 3 - 1 1 1
Sadiola - Attributable 38% 13 14 12 27 2 2 2 4
Yatela - Attributable 40% 5 6 5 11 1 1 1 2
NAMIBIA
14
5
101
18
2
1
15
3
Navachab 14 5 101 18 2 1 15 3
TANZANIA
63
17
19
80
10
3
3
13
Geita - Attributable 100% May 2004 63 17 19 80 10 3 3 13
USA
14
9
18
23
2
2
3
4
Cripple Creek & Victor J.V. 14 9 18 23 2 2 3 4
Minorities and exploration - - - - - - - -
ZIMBABWE
-
-
2
-
-
-
-
-
Freda-Rebecca - - 2 - - - - -
OTHER
7
5
12
15
1
-
1
2
ANGLOGOLD ASHANTI
1,068
864
1,012
1,932
167
144
153
311
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2005
2004
2005
2005
2005
2004
Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA
1
20,604
20,732
41,336
43,797
Vaal River
Great Noligwa Mine
9.49 10.23 9.86 10.35 5,401 5,598 10,998 11,987
Kopanang Mine 6.95 7.49 7.21 7.67 3,659 3,737 7,396 7,571
Tau Lekoa Mine 4.18 3.98 4.08 3.91 2,126 2,029 4,154 4,604
Surface Operations 0.48 0.46 0.47 0.56 666 730 1,396 1,757
West Wits
Mponeng Mine
9.50 8.31 8.89 8.11 3,968 3,571 7,539 6,500
Savuka Mine 5.93 5.44 5.68 5.90 1,038 1,000 2,038 2,261
TauTona Mine 9.45 10.31 9.88 11.49 3,747 4,067 7,814 9,117
ARGENTINA
1,591
1,779
3,370
2,546
Cerro Vanguardia - Attributable 92.50% 7.91 8.15 8.04 6.13 1,591 1,779 3,370 2,546
AUSTRALIA
4,063
4,064
8,127
5,711
Sunrise Dam 4.28 4.60 4.43 3.14 4,063 4,064 8,127 5,700
Union Reefs - - - - - - - 11
BRAZIL
2,660
2,528
5,188
5,066
AngloGold Ashanti Mineração
2
6.96 7.96 7.43 7.85 1,908 1,776 3,684 3,637
Serra Grande - Attributable 50% 8.04 8.01 8.02 7.76 751 752 1,504 1,429
GHANA
5,341
5,313
10,654
3,820
Bibiani
3
1.51 1.58 1.55 1.78 931 1,020 1,951 788
Iduapriem
3
- Attributable 85% 1.72 1.80 1.76 1.48 1,244 1,442 2,686 838
Obuasi
5
4.95 4.80 4.79 5.39 3,166 2,851 6,017 2,194
GUINEA
2,486
1,345
3,831
535
Siguiri
3
- Attributable 85% 1.35 - 1.35 - 2,486 1,345 3,831 535
MALI
4,139
3,980
8,119
6,565
Morila - Attributable 40% 5.51 6.05 5.77 3.60 2,095 2,075 4,171 2,390
Sadiola - Attributable 38% 3.02 2.65 2.83 2.97 1,339 1,188 2,527 2,771
Yatela
4
- Attributable 40% 2.51 2.61 2.56 3.60 705 717 1,421 1,404
NAMIBIA
560
596
1,156
963
Navachab 1.98 1.94 1.96 1.50 560 596 1,156 963
TANZANIA
5,133
5,963
11,097
7,234
Geita - Attributable 100% May 2004 3.34 4.15 3.73 3.66 5,133 5,963 11,097 7,234
USA
2,215
2,508
4,723
4,610
Cripple Creek & Victor J.V.
4
0.62 0.64 0.63 0.63 2,215 2,508 4,723 4,610
ZIMBABWE
-
-
-
125
Freda-Rebecca - - - 1.60 - - - 125
ANGLOGOLD ASHANTI
48,792
48,808
97,600
80,972
Underground Operations 7.26 7.35 7.30 7.74 25,175 24,884 50,059 48,565
Surface and Dump Reclamation 0.49 0.47 0.48 0.57 927 986 1,913 1,925
Open-pit Operations 2.90 3.60 3.21 3.10 18,856 18,220 37,076 23,573
Heap leach Operations
1
0.77 0.87 0.83 0.84 3,835 4,718 8,553 6,910
48,792
48,808
97,600
80,972
Attributable year to date production at Moab Khotsong yielded 354 kilograms which will be
3
The yield of Bibiani, Siguiri and Iduapriem represents open-pit operations.
capitalised against pre-production costs. 4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold
1
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
placed/tonnes placed.
2
The yield of AngloGold Ashanti Mineração represents underground operations.
5
The yield of Obuasi represents underground operations.
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2005
2004
2005
2005
2005
2004
Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA
249
240
244
242
20,585
20,717
41,302
43,772
Vaal River
Great Noligwa Mine
263 272 268 271 5,399 5,595 10,995 11,981
Kopanang Mine 236 229 232 226 3,659 3,735 7,394 7,567
Tau Lekoa Mine 169 168 169 187 2,125 2,028 4,153 4,601
Surface Operations 730 678 702 871 666 730 1,396 1,756
West Wits
Mponeng Mine
280 251 265 229 3,970 3,567 7,537 6,496
Savuka Mine 134 118 126 117 1,026 999 2,025 2,259
TauTona Mine 328 296 310 319 3,740 4,063 7,803 9,112
ARGENTINA
911
815
858
722
1,540
1,743
3,283
2,653
Cerro Vanguardia - Attributable 92.50% 911 815 858 722 1,540 1,743 3,283 2,653
AUSTRALIA
3,149
3,378
3,259
2,277
4,067
4,053
8,120
5,717
Sunrise Dam 3,558 3,812 3,681 2,676 4,067 4,053 8,120 5,705
Union Reefs - - - 151 - - - 12
BRAZIL
666
663
664
638
2,587
2,502
5,089
5,075
AngloGold Ashanti Mineração 590 579 584 581 1,813 1,751 3,564 3,659
Serra Grande - Attributable 50% 992 1,007 999 850 774 751 1,526 1,416
GHANA
281
272
277
303
5,389
5,120
10,510
3,800
Bibiani 465 487 476 1,024 931 1,020 1,951 788
Iduapriem - Attributable 85% 584 681 633 609 1,263 1,279 2,542 845
Obuasi 213 186 199 210 3,196 2,821 6,018 2,167
GUINEA
774
489
643
273
2,326
1,345
3,670
-
Siguiri - Attributable 85% 774 489 643 273 2,326 1,345 3,670 -
MALI
2,077
2,000
2,038
1,410
4,008
4,014
8,022
6,591
Morila - Attributable 40% 3,742 3,766 3,754 1,580 2,025 2,040 4,066 2,376
Sadiola - Attributable 38% 1,757 1,702 1,731 1,936 1,299 1,202 2,501 2,769
Yatela - Attributable 40% 1,050 967 1,006 820 683 772 1,455 1,446
NAMIBIA
596
606
601
758
558
636
1,193
998
Navachab 596 606 601 758 558 636 1,193 998
TANZANIA
1,282
1,545
1,411
1,223
5,273
5,691
10,964
6,844
Geita - Attributable 100% May 2004 1,282 1,545 1,411 1,223 5,273 5,691 10,964 6,844
USA
2,322
2,714
2,515
2,448
2,227
2,492
4,719
4,681
Cripple Creek & Victor J.V. 2,322 2,714 2,515 2,448 2,227 2,492 4,719 4,681
ZIMBABWE
-
-
-
83
-
-
-
125
Freda-Rebecca - - - 83 - - - 125
ANGLOGOLD ASHANTI
382
394
388
351
48,560
48,313
96,873
80,256
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2005
2004
2005
2005
2005
2004
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICA
60,287
61,859
61,075
58,466
74,764
75,408
75,087
68,030
Vaal River
Great Noligwa Mine
55,453 53,491 54,454 49,128 63,413 62,429 62,912 55,011
Kopanang Mine 58,208 59,318 58,769 57,792 67,239 69,864 68,565 64,394
Tau Lekoa Mine 82,469 83,401 82,924 72,839 98,972 103,281 101,077 84,653
Surface Operations 63,984 61,450 62,658 51,895 63,984 61,450 62,658 51,895
West Wits
Mponeng Mine
57,209 63,457 60,168 68,387 74,926 80,469 77,551 81,264
Savuka Mine 94,685 107,171 100,811 98,037 112,597 122,173 117,295 119,041
TauTona Mine 49,773 52,492 51,188 48,428 75,999 71,026 73,411 60,800
ARGENTINA
35,763
27,849
31,586
39,861
57,988
46,596
51,975
70,860
Cerro Vanguardia - Attributable 92.50% 35,203 27,280 31,021 39,861 57,305 45,919 51,295 70,860
AUSTRALIA
51,991
55,813
53,902
59,203
68,330
70,887
69,608
74,083
Sunrise Dam 50,451 53,857 52,154 56,608 66,620 68,751 67,686 70,338
BRAZIL
36,498
31,854
34,235
28,247
47,992
41,194
44,679
39,103
AngloGold Ashanti Mineração 33,090 28,425 30,841 28,620 45,508 38,169 41,970 40,051
Serra Grande - Attributable 50% 31,615 28,483 30,048 27,299 40,004 36,143 38,072 36,690
GHANA
66,546
63,393
64,974
60,284
92,058
86,182
89,002
84,018
Bibiani 60,929 55,841 58,269 50,177 91,334 83,860 87,453 75,617
Iduapriem - Attributable 85% 69,809 55,716 62,242 65,545 89,551 75,043 81,761 87,304
Obuasi 66,915 69,979 68,367 61,905 93,257 92,649 92,736 86,944
GUINEA
43,673
76,360
55,145
82,013
62,908
92,084
73,148
109,599
Siguiri - Attributable 85% 43,673 76,360 55,145 82,013 62,908 92,084 73,148 109,599
MALI
44,264
41,706
43,010
47,030
60,879
59,268
60,089
60,901
Morila - Attributable 40% 35,711 33,432 34,577 41,445 52,583 49,458 51,028 62,781
Sadiola - Attributable 38% 53,050 54,634 53,795 48,033 67,266 73,458 70,177 60,734
Yatela - Attributable 40% 61,786 54,180 57,951 54,553 82,056 73,966 77,977 67,205
NAMIBIA
74,345
79,780
77,146
66,734
94,010
88,903
91,378
73,412
Navachab 74,345 79,780 77,146 66,734 94,010 88,903 91,378 73,412
TANZANIA
68,422
41,204
53,795
45,284
84,160
56,421
69,253
58,910
Geita - Attributable 100% May 2004 68,422 41,204 53,795 45,284 84,160 56,421 69,253 58,910
USA
48,084
43,251
45,518
45,686
69,225
62,417
65,610
62,073
Cripple Creek & Victor J.V. 47,084 42,443 44,620 44,676 68,225 61,610 64,712 61,064
ZIMBABWE
-
-
-
95,120
-
-
-
115,258
Freda-Rebecca - - - 95,120 - - - 115,258
ANGLOGOLD ASHANTI
57,351
54,778
56,064
54,456
74,728
70,639
72,683
67,924
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2005
2004
2005
2005
2005
2004
SA Rand
SOUTH AFRICA
585
455
1,041
1,157
336
213
549
817
Vaal River
Great Noligwa Mine
162 157 319 423 133 122 255 377
Kopanang Mine 107 84 191 207 83 53 136 167
Tau Lekoa Mine 18 3 22 51 (11) (32) (42) 3
Surface Operations 18 19 37 62 18 19 37 62
West Wits
Mponeng Mine
136 80 217 116 73 22 96 38
Savuka Mine (4) (18) (22) (44) (19) (32) (51) (71)
TauTona Mine 148 130 277 342 59 61 118 241
ARGENTINA
81
96
177
123
44
60
105
38
Cerro Vanguardia - Attributable 92.50% 76 90 166 114 42 58 99 36
Minorities and exploration 5 6 11 9 2 2 5 2
AUSTRALIA
189
135
324
261
131
80
211
186
Sunrise Dam 189 135 324 266 131 80 211 191
Union Reefs - - - (5) - - - (5)
BRAZIL
172
164
337
345
137
136
272
275
AngloGold Ashanti Mineração 97 93 191 188 74 76 151 147
Serra Grande - Attributable 50% 42 39 81 72 36 33 69 59
Minorities and exploration 33 32 65 85 27 27 52 69
GHANA
86
106
192
53
(21)
8
(13)
-
Bibiani 19 24 43 17 (5) (2) (7) -
Iduapriem - Attributable 85% 24 32 57 6 11 15 26 2
Obuasi 36 43 81 27 (29) (7) (35) (2)
Minorities and exploration 7 7 11 3 2 2 3 -
GUINEA
107
27
133
(16)
71
15
86
(16)
Siguiri - Attributable 85% 89 22 111 (16) 61 13 74 (13)
Minorities and exploration 18 5 22 - 10 2 12 (3)
MALI
170
165
336
227
104
97
201
131
Morila - Attributable 40% 108 106 213 86 73 73 146 38
Sadiola - Attributable 38% 44 36 81 102 26 15 41 69
Yatela - Attributable 40% 18 23 42 39 5 9 14 24
NAMIBIA
(1)
6
6
19
(6)
1
(5)
13
Navachab (1) 6 6 19 (6) 1 (5) 13
TANZANIA
23
154
176
189
(56)
65
7
118
Geita - Attributable 100% May 2004 23 154 176 189 (56) 65 7 118
USA
79
98
177
168
16
41
57
34
Cripple Creek & Victor J.V. 79 98 177 168 16 41 57 34
ZIMBABWE
-
-
-
(2)
-
-
-
(4)
Freda-Rebecca - - - (2) - - - (4)
OTHER
28
(21)
5
35
9
(40)
(29)
1
ANGLOGOLD ASHANTI
1,519
1,385
2,904
2,559
765
676
1,441
1,593
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Gross profit (loss) adjusted for the effect of
unrealised non-hedge derivatives - Rm
Cash gross profit (loss) - Rm
1

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2005
2004
2005
2005
2005
2004
Imperial
Yield - oz/t
Gold produced - oz (000)
SOUTH AFRICA
662
666
1,329
1,408
Vaal River
Great Noligwa Mine
0.277 0.299 0.287 0.302 174 180 354 385
Kopanang Mine 0.203 0.218 0.210 0.224 118 120 238 243
Tau Lekoa Mine 0.122 0.116 0.119 0.114 68 65 134 148
Surface Operations 0.014 0.013 0.014 0.016 21 23 45 57
West Wits
Mponeng Mine
0.277 0.242 0.259 0.237 128 115 242 209
Savuka Mine 0.173 0.159 0.166 0.172 33 32 66 73
TauTona Mine 0.276 0.301 0.288 0.335 120 131 251 293
ARGENTINA
51
57
108
82
Cerro Vanguardia - Attributable 92.50% 0.231 0.238 0.234 0.179 51 57 108 82
AUSTRALIA
131
131
261
184
Sunrise Dam 0.125 0.134 0.129 0.092 131 131 261 184
BRAZIL
86
81
167
163
AngloGold Ashanti Mineração
2
0.203 0.232 0.217 0.229 61 57 118 117
Serra Grande - Attributable 50% 0.234 0.233 0.234 0.226 24 24 48 46
GHANA
172
171
343
123
Bibiani
3
0.044 0.046 0.045 0.052 30 33 63 25
Iduapriem
3
- Attributable 85% 0.050 0.052 0.051 0.043 40 46 86 27
Obuasi
5
0.144 0.130 0.140 0.157 102 92 193 71
GUINEA
80
43
123
17
Siguiri
3
- Attributable 85%
0.039 - 0.039 - 80 43 123 17
MALI
133
128
261
211
Morila - Attributable 40% 0.161 0.177 0.168 0.105 67 67 134 77
Sadiola - Attributable 38% 0.088 0.077 0.083 0.087 43 38 81 89
Yatela
4
- Attributable 40% 0.073 0.076 0.075 0.105 23 23 46 45
NAMIBIA
18
19
37
31
Navachab 0.058 0.056 0.057 0.044 18 19 37 31
TANZANIA
165
192
357
233
Geita - Attributable 100% May 2004 0.097 0.121 0.109 0.107 165 192 357 233
USA
71
81
152
148
Cripple Creek & Victor J.V.
4
0.018 0.019 0.018 0.018 71 81 152 148
ZIMBABWE
-
-
-
4
Freda-Rebecca - - - 0.047 - - - 4
ANGLOGOLD ASHANTI
1,569
1,569
3,138
2,603
Underground Operations 0.212 0.214 0.213 0.226 809 800 1,609 1,562
Surface and Dump Reclamation 0.014 0.014 0.014 0.017 30 32 62 62
Open-pit Operations 0.085 0.105 0.094 0.090 606 585 1,192 758
Heap leach Operations
1
0.023 0.025 0.024 0.025 123 152 275 222
1,569
1,569
3,138
2,603
Attributable year to date production at Moab Khotsong yielded 11,000 oz which will be
3
The yield of Bibiani, Siguiri and Iduapriem represents open-pit operations.
capitalised against pre-production costs.
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold
1
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
placed/tonnes placed.
2
The yield of AngloGold Ashanti Mineração represents underground operations.
5
The yield of Obuasi represents underground operations
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2005
2004
2005
2005
2005
2004
Imperial
Productivity per employee - oz
Gold sold - oz (000)
SOUTH AFRICA
7.99
7.71
7.85
7.79
662
666
1,328
1,407
Vaal River
Great Noligwa Mine
8.47 8.74 8.61 8.70 174 180 353 385
Kopanang Mine 7.58 7.37 7.47 7.28 118 120 238 243
Tau Lekoa Mine 5.44 5.41 5.42 6.01 68 65 134 148
Surface Operations 23.48 21.80 22.57 28.00 21 23 45 56
West Wits
Mponeng Mine
8.99 8.08 8.53 7.36 128 115 242 209
Savuka Mine 4.31 3.80 4.04 3.76 33 32 65 73
TauTona Mine 10.53 9.52 9.98 10.26 120 131 251 293
ARGENTINA
29.28
26.20
27.57
23.22
50
56
106
85
Cerro Vanguardia - Attributable 92.50% 29.28 26.20 27.57 23.22 50 56 106 85
AUSTRALIA
101.23
108.61
104.79
73.21
131
130
261
184
Sunrise Dam 114.38 122.57 118.33 86.04 131 130 261 184
BRAZIL
21.41
21.31
21.36
20.50
83
80
164
163
AngloGold Ashanti Mineração 18.95 18.62 18.79 18.67 58 56 115 118
Serra Grande - Attributable 50% 31.91 32.36 32.13 27.34 25 24 49 45
GHANA
9.03
8.76
8.89
9.75
173
165
338
122
Bibiani 14.94 15.65 15.30 32.92 30 33 63 25
Iduapriem - Attributable 85% 18.78 21.91 20.34 19.59 41 41 82 27
Obuasi 6.84 5.99 6.41 6.75 103 91 193 70
GUINEA
24.87
15.73
20.66
8.78
75
43
118
-
Siguiri - Attributable 85% 24.87 15.73 20.66 8.78 75 43 118 -
Minorities and exploration
MALI
66.77
64.30
65.54
45.34
129
130
258
211
Morila - Attributable 40% 120.31 121.09 120.70 50.79 65 66 131 76
Sadiola - Attributable 38% 56.49 54.72 55.65 62.26 42 39 80 89
Yatela - Attributable 40% 33.76 31.09 32.36 26.38 22 25 47 46
NAMIBIA
19.16
19.49
19.33
24.36
18
20
38
32
Navachab 19.16 19.49 19.33 24.36 18 20 38 32
TANZANIA
41.21
49.68
45.37
39.31
170
183
353
220
Geita - Attributable 100% May 2004 41.21 49.68 45.37 39.31 170 183 353 220
USA
74.65
87.26
80.86
78.71
72
80
152
150
Cripple Creek & Victor J.V. 74.65 87.26 80.86 78.71 72 80 152 150
ZIMBABWE
-
-
-
2.67
-
-
-
4
Freda-Rebecca - - - 2.67 - - - 4
ANGLOGOLD ASHANTI
12.28
12.66
12.47
11.28
1,561
1,553
3,115
2,580
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2005
2004
2005
2005
2005
2004
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICA
293
320
307
272
363
390
377
317
Vaal River
Great Noligwa Mine
270 277 273 229 309 323 316 256
Kopanang Mine 283 307 295 269 327 362 345 300
Tau Lekoa Mine 400 432 416 339 480 535 507 394
Surface Operations 310 318 314 242 310 318 314 242
West Wits
Mponeng Mine
278 329 302 319 364 417 389 379
Savuka Mine 461 555 507 457 548 633 589 555
TauTona Mine 243 272 258 226 369 368 369 284
ARGENTINA
173
144
158
187
280
241
259
332
Cerro Vanguardia - Attributable 92.50% 171 141 155 186 277 238 256 330
AUSTRALIA
253
289
271
276
333
367
350
346
Sunrise Dam 246 279 262 264 324 356 340 328
BRAZIL
177
165
171
130
233
213
223
183
AngloGold Ashanti Mineração 161 147 154 133 221 198 210 187
Serra Grande - Attributable 50% 153 147 150 127 194 187 190 171
GHANA
322
328
325
284
446
446
445
399
Bibiani 296 289 292 237 443 434 439 358
Iduapriem - Attributable 85% 339 288 312 309 435 389 410 411
Obuasi 324 362 342 292 451 480 464 410
GUINEA
212
395
276
386
305
477
365
519
Siguiri - Attributable 85% 212 395 276 386 305 477 365 519
MALI
214
216
215
210
295
307
301
284
Morila - Attributable 40% 173 173 173 194 255 256 255 293
Sadiola - Attributable 38% 256 283 269 224 325 380 351 283
Yatela - Attributable 40% 299 280 290 255 398 383 390 314
NAMIBIA
362
413
388
312
459
460
460
343
Navachab 362 413 388 312 459 460 460 343
TANZANIA
331
213
268
212
408
292
345
275
Geita - Attributable 100% May 2004 331 213 268 212 408 292 345 275
USA
232
224
228
213
334
323
328
289
Cripple Creek & Victor J.V. 227 220 223 208 329 319 324 284
ZIMBABWE
-
-
-
447
-
-
-
543
Freda-Rebecca - - - 447 - - - 543
ANGLOGOLD ASHANTI
278
284
281
254
363
366
364
317
Rounding of figures may result in computational discrepancies.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Six months
Six months
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2005
2004
2005
2005
2005
2004
US Dollar
Cash gross profit (loss) - $m
1
SOUTH AFRICA
91
76
166
174
52
35
88
123
Vaal River
Great Noligwa Mine
25 26 51 64 21 20 41 57
Kopanang Mine 17 14 31 31 13 9 22 25
Tau Lekoa Mine 3 1 3 8 (2) (5) (7) 1
Surface Operations 3 4 6 9 3 4 6 9
West Wits
Mponeng Mine
21 13 34 18 11 3 15 6
Savuka Mine (1) (3) (3) (7) (3) (5) (8) (11)
TauTona Mine 23 21 44 51 9 9 19 36
ARGENTINA
13
16
29
19
7
10
17
6
Cerro Vanguardia - Attributable 92.50% 12 15 27 18 7 10 16 6
Minorities and exploration 1 1 2 1 - - 1 -
AUSTRALIA
30
22
52
39
21
13
34
28
Sunrise Dam 30 22 52 40 21 13 34 29
Union Reefs - - - (1) - - - (1)
BRAZIL
27
27
54
52
21
23
44
41
AngloGold Ashanti Mineração 15 16 30 28 11 13 24 22
Serra Grande - Attributable 50% 7 7 13 11 6 6 11 9
Minorities and exploration 5 4 11 13 4 4 9 10
GHANA
13
18
31
8
(3)
1
(2)
-
Bibiani 3 5 8 3 (1) - (1) -
Iduapriem - Attributable 85% 4 5 9 - 2 2 4 -
Obuasi 5 7 13 4 (5) (1) (6) -
Minorities and exploration 1 1 1 1 1 - 1 -
GUINEA
16
4
21
(3)
11
2
13
(2)
Siguiri - Attributable 85% 14 4 17 (2) 9 2 11 (2)
Minorities and exploration 2 - 4 (1) 2 - 2 -
MALI
26
27
53
34
16
16
32
20
Morila - Attributable 40% 16 17 35 13 11 12 24 6
Sadiola - Attributable 38% 7 6 12 15 4 2 6 10
Yatela - Attributable 40% 3 4 6 6 1 2 2 4
NAMIBIA
-
1
1
3
(1)
-
(1)
2
Navachab - 1 1 3 (1) - (1) 2
TANZANIA
3
25
29
28
(9)
10
2
18
Geita - Attributable 100% May 2004 3 25 29 28 (9) 10 2 18
USA
12
16
28
25
2
7
9
5
Cripple Creek & Victor J.V. 12 16 28 25 2 7 9 5
ZIMBABWE
-
-
-
(1)
-
-
-
(1)
Freda-Rebecca - - - (1) - - - (1)
OTHER
4
(2)
1
8
-
(5)
(6)
-
ANGLOGOLD ASHANTI
235
230
465
386
117
112
230
240
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may result in computational discrepancies.
Gross profit (loss) adjusted for the effect of unrealised
non-hedge derivatives - $m

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 112 99 105 211 1,206 1,066 1,125 2,272
Milled - 000 tonnes / - 000 tons 569 547 615 1,116 627 603 678 1,230
Yield - g / t / - oz / t 9.49 10.23 9.95 9.86 0.277 0.299 0.290 0.287
Gold produced - kg / - oz (000) 5,401 5,598 6,121 10,998 174 180 196 354
Gold sold - kg / - oz (000) 5,399 5,595 6,117 10,995 174 180 196 353
Price received - R / kg / - $ / oz - sold 89,038 85,182 82,152 87,076 433 441 389 437
Total cash costs - R / - $ - ton milled 526 547 471 537 75 83 65 79
- R / kg / - $ / oz - produced 55,453 53,491 47,340 54,454 270 277 223 273
Total production costs - R / kg / - $ / oz - produced 63,413 62,429 52,764 62,912 309 323 249 316
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 299 285 295 292 9.61 9.16 9.48 9.39
Actual - g / - oz 263 272 286 268 8.47 8.74 9.21 8.61
Target - m² / - ft² 5.26 4.86 4.80 5.06 56.61 52.34 51.63 54.48
Actual - m² / - ft² 5.46 4.81 4.89 5.14 58.82 51.79 52.63 55.30
FINANCIAL RESULTS (MILLION)
Gold income
505 445 481 950 79 74 73 153
Cost of sales 348 355 337 702 54 59 51 113
Cash operating costs 297 297 287 593 46 49 43 96
Other cash costs 3 3 3 5 - - 1 1
Total cash costs 299 300 290 599 47 49 44 97
Retrenchment costs 8 6 3 13 1 1 1 2
Rehabilitation and other non-cash costs 7 9 6 16 1 2 1 3
Production costs 314 315 299 628 49 52 46 101
Amortisation of tangible assets 29 35 24 64 4 6 4 10
Inventory change 5 5 14 10 1 1 1 2
158 90 144 248 24 15 22 39
Realised non-hedge derivatives (25) 32 22 7 (3) 5 4 2
Gross profit excluding the effect of unrealised non-hedge derivatives 133 122 166 255 21 20 26 41
Capital expenditure 49 55 65 104 8 9 10 17
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 123 121 121 244 1,329 1,301 1,301 2,631
Milled - 000 tonnes / - 000 tons 527 499 520 1,026 581 550 573 1,131
Yield - g / t / - oz / t 6.95 7.49 7.35 7.21 0.203 0.218 0.214 0.210
Gold produced - kg / - oz (000) 3,659 3,737 3,821 7,396 118 120 122 238
Gold sold - kg / - oz (000) 3,659 3,735 3,817 7,394 118 120 122 238
Price received - R / kg / - $ / oz - sold 90,270 84,282 82,361 87,245 437 436 390 437
Total cash costs - R / - $ - ton milled 404 444 410 424 57 67 56 62
- R / kg / - $ / oz - produced 58,208 59,318 55,814 58,769 283 307 263 295
Total production costs - R / kg / - $ / oz - produced 67,239 69,864 62,249 68,565 327 362 294 345
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 220 215 212 217 7.06 6.92 6.80 6.99
Actual - g / - oz 236 229 230 232 7.58 7.37 7.41 7.47
Target - m² / - ft² 7.07 6.77 6.71 6.92 76.12 72.85 72.23 74.48
Actual - m² / - ft² 7.96 7.41 7.29 7.68 85.69 79.77 78.42 82.66
FINANCIAL RESULTS (MILLION)
Gold income
347 297 300 644 54 49 45 103
Cost of sales 247 262 246 509 39 43 37 82
Cash operating costs 211 220 211 430 33 37 32 69
Other cash costs 2 2 3 5 - - 1 1
Total cash costs 213 222 214 435 33 37 33 70
Retrenchment costs 5 2 - 8 1 - - 1
Rehabilitation and other non-cash costs 4 6 4 10 1 1 - 2
Production costs 222 230 218 452 35 38 33 73
Amortisation of tangible assets 24 31 20 55 4 5 3 9
Inventory change 1 1 8 2 - - 1 -
101 35 54 135 15 6 8 21
Realised non-hedge derivatives (17) 18 15 1 (2) 3 2 1
Gross profit excluding the effect of unrealised non-hedge derivatives 83 53 69 136 13 9 10 22
Capital expenditure 60 64 61 124 9 11 9 20
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 101 95 109 196 1,089 1,024 1,169 2,114
Milled - 000 tonnes / - 000 tons 509 510 602 1,019 561 563 664 1,124
Yield - g / t / - oz / t 4.18 3.98 4.17 4.08 0.122 0.116 0.122 0.119
Gold produced - kg / - oz (000) 2,126 2,029 2,509 4,154 68 65 81 134
Gold sold - kg / - oz (000) 2,125 2,028 2,506 4,153 68 65 81 134
Price received - R / kg / - $ / oz - sold 90,580 86,035 82,373 88,360 438 445 390 442
Total cash costs - R / - $ - ton milled 344 332 279 338 49 50 38 49
- R / kg / - $ / oz - produced 82,469 83,401 67,030 82,924 400 432 316 416
Total production costs - R / kg / - $ / oz - produced 98,972 103,281 78,451 101,077 480 535 370 507
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 220 210 221 215 7.06 6.76 7.12 6.91
Actual - g / - oz 169 168 201 169 5.44 5.41 6.46 5.42
Target - m² / - ft² 9.70 9.50 9.24 9.60 104.37 102.31 99.47 103.34
Actual - m² / - ft² 8.05 7.88 8.70 7.97 86.66 84.87 93.63 85.78
FINANCIAL RESULTS (MILLION)
Gold income
203 161 198 364 31 27 30 58
Cost of sales 203 206 201 409 32 34 30 66
Cash operating costs 174 168 166 342 27 29 25 55
Other cash costs 1 1 1 3 - - - -
Total cash costs 175 169 167 344 27 29 25 56
Retrenchment costs 4 3 1 7 1 - - 1
Rehabilitation and other non-cash costs 2 3 3 4 - - 1 1
Production costs 181 175 171 356 28 29 26 57
Amortisation of tangible assets 29 35 27 64 5 6 3 10
Inventory change (7) (4) 3 (11) (1) (1) 1 (2)
- (45) (3) (45) - (7) - (8)
Realised non-hedge derivatives (10) 13 9 3 (1) 2 1 1
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (11) (32) 6 (42) (2) (5) 1 (7)
Capital expenditure 19 31 40 49 3 5 6 8
Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 1,396 1,585 1,720 2,981 1,539 1,747 1,896 3,286
Yield - g / t / - oz / t 0.48 0.46 0.55 0.47 0.014 0.013 0.016 0.014
Gold produced - kg / - oz (000) 666 730 940 1,396 21 23 31 45
Gold sold - kg / - oz (000) 666 730 939 1,396 21 23 30 45
Price received - R / kg / - $ / oz - sold 90,434 84,836 82,425 87,506 437 439 391 438
Total cash costs
- R / - $ - ton milled 31 28 27 29 4 4 4 4
- R / kg / - $ / oz - produced 63,984 61,450 49,274 62,658 310 318 232 314
Total production costs - R / kg / - $ / oz - produced 63,984 61,450 49,274 62,658 310 318 232 314
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 726 746 726 736 23.35 23.98 23.33 23.66
Actual - g / - oz 730 678 952 702 23.48 21.80 30.61 22.57
FINANCIAL RESULTS (MILLION)
Gold income
63 58 74 121 10 10 12 19
Cost of sales 43 43 44 86 7 7 7 14
Cash operating costs 43 45 46 87 7 7 7 14
Other cash costs - - - - - - - -
Total cash costs 43 45 46 87 7 7 7 14
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 43 45 46 87 7 7 7 14
Amortisation of tangible assets - - - - - - - -
Inventory change - (2) (2) (2) - - - -
21 15 30 36 3 3 5 6
Realised non-hedge derivatives (3) 4 3 1 - 1 - -
Gross profit excluding the effect of unrealised non-hedge derivatives 18 19 33 37 3 4 5 6
Capital expenditure 40 11 20 51 6 2 3 8
Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 87 83 80 170 934 896 864 1,830
Milled - 000 tonnes / - 000 tons 418 430 419 848 461 474 462 934
Yield - g / t / - oz / t 9.50 8.31 7.80 8.89 0.277 0.242 0.227 0.259
Gold produced - kg / - oz (000) 3,968 3,571 3,266 7,539 128 115 105 242
Gold sold - kg / - oz (000) 3,970 3,567 3,263 7,537 128 115 105 242
Price received - R / kg / - $ / oz - sold 91,547 85,205 81,991 88,546 442 441 388 442
Total cash costs - R / - $ - ton milled 543 527 534 535 77 80 74 78
- R / kg / - $ / oz - produced 57,209 63,457 68,486 60,168 278 329 323 302
Total production costs - R / kg / - $ / oz - produced 74,926 80,469 81,698 77,551 364 417 386 389
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 243 239 232 241 7.80 7.70 7.45 7.75
Actual - g / - oz 280 251 231 265 8.99 8.08 7.44 8.53
Target - m² / - ft² 5.63 5.30 5.66 5.47 60.60 57.08 60.90 58.85
Actual - m² / - ft² 6.11 5.86 5.68 5.98 65.79 63.04 61.18 64.42
FINANCIAL RESULTS (MILLION)
Gold income
381 283 256 665 59 47 39 106
Cost of sales 290 281 268 571 45 47 41 92
Cash operating costs 225 224 222 449 35 38 33 72
Other cash costs 2 2 2 4 - - - 1
Total cash costs 227 226 224 454 35 38 33 73
Retrenchment costs 6 1 1 7 1 - - 1
Rehabilitation and other non-cash costs 1 2 1 3 - - 1 -
Production costs 234 229 226 464 37 38 34 75
Amortisation of tangible assets 63 58 40 121 10 10 6 19
Inventory change (7) (6) 2 (13) (1) (1) 1 (2)
91 2 (12) 94 14 - (2) 14
Realised non-hedge derivatives (18) 20 11 2 (3) 3 2 1
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 73 22 (1) 96 11 3 - 15
Capital expenditure 70 75 98 145 11 12 15 23
Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 36 41 40 77 386 443 424 829
Milled - 000 tonnes / - 000 tons 175 184 198 359 193 203 218 395
Yield - g / t / - oz / t 5.93 5.44 5.87 5.68 0.173 0.159 0.171 0.166
Gold produced - kg / - oz (000) 1,038 1,000 1,162 2,038 33 32 38 66
Gold sold - kg / - oz (000) 1,026 999 1,161 2,025 33 32 38 65
Price received - R / kg / - $ / oz - sold 91,285 85,838 81,915 88,598 441 444 388 443
Total cash costs - R / - $ - ton milled 562 583 575 573 80 88 79 84
- R / kg / - $ / oz - produced 94,685 107,171 97,928 100,811 461 555 462 507
Total production costs - R / kg / - $ / oz - produced 112,597 122,173 115,465 117,295 548 633 545 589
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 152 144 136 148 4.89 4.64 4.36 4.77
Actual - g / - oz 134 118 123 126 4.31 3.80 3.97 4.04
Target - m² / - ft² 5.13 5.03 4.64 5.08 55.23 54.11 49.96 54.67
Actual - m² / - ft² 4.63 4.85 4.18 4.75 49.80 52.25 45.00 51.08
FINANCIAL RESULTS (MILLION)
Gold income
98 79 91 178 15 13 14 28
Cost of sales 113 117 136 231 18 19 21 37
Cash operating costs 97 106 113 203 15 18 17 33
Other cash costs 1 1 2 2 - - - -
Total cash costs 98 107 115 205 15 18 17 33
Retrenchment costs 4 1 1 4 1 - - 1
Rehabilitation and other non-cash costs - - 6 1 - - 1 -
Production costs 102 108 122 211 16 18 18 34
Amortisation of tangible assets 15 14 13 29 2 2 3 5
Inventory change (4) (5) 1 (9) (1) (1) - (1)
(15) (38) (45) (53) (2) (6) (7) (9)
Realised non-hedge derivatives (5) 6 4 2 (1) 1 - -
Gross loss excluding the effect of unrealised non-hedge derivatives (19) (32) (41) (51) (3) (5) (7) (8)
Capital expenditure 15 14 15 28 2 2 2 5
Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 69 69 69 138 741 741 736 1,482
Milled - 000 tonnes / - 000 tons 396 394 419 791 437 435 462 872
Yield - g / t / - oz / t 9.45 10.31 10.88 9.88 0.276 0.301 0.317 0.288
Gold produced - kg / - oz (000) 3,747 4,067 4,559 7,814 120 131 147 251
Gold sold - kg / - oz (000) 3,740 4,063 4,555 7,803 120 131 146 251
Price received - R / kg / - $ / oz - sold 90,550 84,559 82,055 87,431 439 438 389 438
Total cash costs - R / - $ - ton milled 470 541 529 506 67 82 73 74
- R / kg / - $ / oz - produced 49,773 52,492 48,572 51,188 243 272 229 258
Total production costs - R / kg / - $ / oz - produced 75,999 71,026 61,076 73,411 369 368 289 369
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 326 322 338 324 10.50 10.35 10.87 10.42
Actual - g / - oz 328 296 324 310 10.53 9.52 10.41 9.98
Target - m² / - ft² 5.05 5.10 5.15 5.07 54.32 54.90 55.46 54.61
Actual - m² / - ft² 6.02 5.01 4.85 5.47 64.79 53.96 52.20 58.88
FINANCIAL RESULTS (MILLION)
Gold income
355 323 357 677 55 54 54 109
Cost of sales 280 283 286 564 44 48 44 91
Cash operating costs 184 211 219 396 29 35 33 64
Other cash costs 2 2 3 4 - 1 1 1
Total cash costs 186 213 222 400 29 36 34 65
Retrenchment costs 5 1 - 7 1 - - 1
Rehabilitation and other non-cash costs 4 5 2 8 1 1 - 1
Production costs 196 219 224 415 31 37 34 67
Amortisation of tangible assets 89 69 54 159 14 12 8 25
Inventory change (5) (5) 8 (9) (1) (1) 2 (2)
75 40 71 113 11 6 10 18
Realised non-hedge derivatives (16) 21 16 5 (2) 3 3 1
Gross profit excluding the effect of unrealised non-hedge derivatives 59 61 87 118 9 9 13 19
Capital expenditure 122 95 101 217 19 16 15 35
Rounding of figures may result in computational discrepancies.

Argentina
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
CERRO VANGUARDIA - Attributable 92.50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,690 4,509 4,386 9,199 5,170 4,970 4,834 10,140
Treated - 000 tonnes / - 000 tons 201 218 227 419 222 241 250 462
Stripping ratio - t (mined total - mined ore) / t mined ore 18.94 15.81 19.05 17.27 18.94 15.81 19.05 17.27
Yield - g / t / - oz / t 7.91 8.15 6.39 8.04 0.231 0.238 0.186 0.234
Gold in ore - kg / - oz (000) 1,647 1,843 1,524 3,490 53 59 49 112
Gold produced - kg / - oz (000) 1,591 1,779 1,449 3,370 51 57 47 108
Gold sold - kg / - oz (000) 1,540 1,743 1,438 3,283 50 56 46 106
Price received - R / kg / - $ / oz - sold 78,459 74,334 76,430 76,269 381 385 361 383
Total cash costs - R / kg / - $ / oz - produced 35,203 27,280 39,673 31,021 171 141 187 155
Total production costs - R / kg / - $ / oz - produced 57,305 45,919 68,938 51,295 277 238 325 256
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 816 782 962 798 26.23 25.13 30.94 25.66
Actual - g / - oz 911 815 814 858 29.28 26.20 26.18 27.57
FINANCIAL RESULTS (MILLION)
Gold income
131 140 120 271 21 23 19 44
Cost of sales 87 80 105 167 14 13 16 27
Cash operating costs 44 37 48 81 7 6 7 13
Other cash costs 12 12 10 24 2 2 1 4
Total cash costs 56 49 58 105 9 8 8 17
Rehabilitation and other non-cash costs 1 - 1 1 - - - -
Production costs 57 49 59 106 9 8 8 17
Amortisation of tangible assets 34 32 42 67 5 5 7 11
Inventory change (4) (1) 4 (5) (1) - 1 (1)
45 60 15 104 7 10 3 17
Realised non-hedge derivatives (3) (2) (1) (5) - - - (1)
Gross profit excluding the effect of unrealised non-hedge derivatives 42 58 14 99 7 10 3 16
Capital expenditure 34 21 25 55 5 3 4 9
Rounding of figures may result in computational discrepancies.

Australia
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 2,785 2,605 4,171 5,390 3,642 3,407 5,454 7,050
Treated - 000 tonnes / - 000 tons 912 866 866 1,778 1,005 954 955 1,960
Stripping ratio - t (mined total - mined ore) / t mined ore 5.12 4.34 8.94 4.72 5.12 4.34 8.94 4.72
Yield - g / t / - oz / t 4.28 4.60 3.47 4.43 0.125 0.134 0.101 0.129
Gold produced - kg / - oz (000) 4,063 4,064 3,008 8,127 131 131 97 261
Gold sold - kg / - oz (000) 4,067 4,053 3,010 8,120 131 130 97 261
Price received - R / kg / - $ / oz - sold 99,502 81,997 88,462 90,765 483 424 422 454
Total cash costs - R / kg / - $ / oz - produced 50,451 53,857 53,942 52,154 246 279 255 262
Total production costs - R / kg / - $ / oz - produced 66,620 68,751 67,013 67,686 324 356 317 340
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 3,027 3,150 2,552 3,087 97.32 101.27 82.03 99.25
Actual - g / - oz 3,558 3,812 2,827 3,681 114.38 122.57 90.88 118.33
FINANCIAL RESULTS (MILLION)
Gold income
413 337 273 750 64 56 41 120
Cost of sales 273 252 148 526 43 42 22 85
Cash operating costs 195 211 156 406 31 35 24 66
Other cash costs 10 8 6 17 2 1 1 3
Total cash costs 205 219 162 424 32 36 25 69
Rehabilitation and other non-cash costs 8 5 2 13 1 1 - 2
Production costs 213 224 164 437 33 37 25 71
Amortisation of tangible assets 58 55 37 113 9 9 5 18
Inventory change 3 (27) (53) (24) - (4) (8) (4)
140 85 125 225 22 14 19 36
Realised non-hedge derivatives (8) (5) (6) (13) (1) (1) (1) (2)
Gross profit excluding the effect of unrealised non-hedge derivatives 131 80 119 211 21 13 18 34
Capital expenditure 54 41 43 95 8 7 6 15
Rounding of figures may result in computational discrepancies.

Brazil
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
ANGLOGOLD ASHANTI MINERAÇÃO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 229 196 220 425 253 216 242 468
Treated - 000 tonnes / - 000 tons 232 205 214 437 256 226 236 482
Yield - g / t / - oz / t 6.96 7.96 7.91 7.43 0.203 0.232 0.231 0.217
Gold produced - kg / - oz (000) 1,615 1,633 1,694 3,247 52 52 55 104
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 11 - - 11 12 - - 12
Yield - g / t / - oz / t 1.89 - - 1.89 0.055 - - 0.055
Gold produced - kg / - oz (000) 21 - - 21 1 - - 1
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons - - 28 - - - 31 -
Treated - 000 tonnes / - 000 tons - - 23 - - - 26 -
Stripping ratio - t (mined total - mined ore) / t mined ore - - 0.23 - - - 0.23 -
Yield - g / t / - oz / t - - 3.54 - - - 0.103 -
Gold in ore - kg / - oz (000) - - 77 - - - 3 -
Gold produced - kg / - oz (000) - - 83 - - - 3 -
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,182 664 638 1,847 1,303 732 704 2,036
Placed
1
- 000 tonnes / - 000 tons 69 34 46 103 76 37 51 114
Stripping ratio - t (mined total - mined ore) / t mined ore 16.05 18.85 12.93 16.96 16.05 18.85 12.93 16.96
Yield
2
- g / t / - oz / t 2.71 4.70 4.45 3.36 0.079 0.137 0.130 0.098
Gold placed
3
- kg / - oz (000) 187 159 204 346 6 5 7 11
Gold produced - kg / - oz (000) 273 144 226 417 9 5 7 13
TOTAL
Yield
4
- g / t / - oz / t 6.73 7.96 7.48 7.30 0.196 0.232 0.218 0.213
Gold produced - kg / - oz (000) 1,908 1,776 2,003 3,684 61 57 65 118
Gold sold - kg / - oz (000) 1,813 1,751 2,014 3,564 58 56 65 115
Price received - R / kg / - $ / oz - sold 86,409 80,407 83,520 83,461 417 416 393 416
Total cash costs
- R / kg / - $ / oz - produced 33,090 28,425 27,300 30,841 161 147 129 154
Total production costs
- R / kg / - $ / oz - produced 45,508 38,169 37,993 41,970 221 198 179 210
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 552 473 576 515 17.75 15.21 18.53 16.55
Actual - g / - oz 590 579 640 584 18.95 18.62 20.58 18.79
FINANCIAL RESULTS (MILLION)
Gold income
141 129 150 271 22 22 23 44
Cost of sales 82 64 76 146 13 11 12 23
Cash operating costs 61 49 53 111 10 8 8 18
Other cash costs 2 1 2 3 - - 1 1
Total cash costs 63 50 55 114 10 8 9 18
Rehabilitation and other non-cash costs 1 1 - 1 - - - -
Production costs 64 51 55 115 10 8 9 18
Amortisation of tangible assets 23 17 21 40 4 3 3 6
Inventory change (5) (4) - (8) (1) - - (1)
59 65 74 124 9 11 11 20
Realised non-hedge derivatives 15 11 18 27 2 2 3 4
Gross profit excluding the effect of unrealised non-hedge derivatives 74 76 92 151 11 13 14 24
Capital expenditure 111 45 55 157 18 8 8 25
1
Tonnes / Tons placed on to leach pad.
2 Gold placed / tonnes (tons) placed.
3 Gold placed into leach pad inventory.
4 Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.

Brazil
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 94 92 92 186 103 102 101 205
Treated - 000 tonnes / - 000 tons 93 94 92 187 103 104 102 207
Yield - g / t / - oz / t 8.04 8.01 7.87 8.02 0.234 0.233 0.230 0.234
Gold produced - kg / - oz (000) 751 752 729 1,504 24 24 23 48
Gold sold - kg / - oz (000) 774 751 689 1,526 25 24 22 49
Price received - R / kg / - $ / oz - sold 85,794 80,467 83,035 83,171 415 416 391 416
Total cash costs - R / kg / - $ / oz - produced 31,615 28,483 26,504 30,048 153 147 125 150
Total production costs - R / kg / - $ / oz - produced 40,004 36,143 35,340 38,072 194 187 167 190
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 830 833 839 832 26.69 26.79 26.96 26.74
Actual - g / - oz 992 1,007 861 999 31.91 32.36 27.67 32.13
FINANCIAL RESULTS (MILLION)
Gold income
60 55 51 116 9 9 8 19
Cost of sales 31 27 24 58 5 4 4 9
Cash operating costs 23 21 19 44 4 3 3 7
Other cash costs 1 - - 1 - - - -
Total cash costs 24 21 19 45 4 3 3 7
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 24 21 19 45 4 3 3 7
Amortisation of tangible assets 6 6 6 12 1 1 1 2
Inventory change 1 - (1) 1 - - - -
30 28 27 58 5 5 4 9
Realised non-hedge derivatives 6 5 6 11 1 1 1 2
Gross profit excluding the effect of unrealised non-hedge derivatives 36 33 33 69 6 6 5 11
Capital expenditure 10 9 9 19 2 1 1 3
Rounding of figures may result in computational discrepancies.

Ghana
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
BIBIANI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 3 3 2 6 3 3 2 6
Treated - 000 tonnes / - 000 tons 3 2 2 5 3 3 2 6
Yield - g / t / - oz / t 5.20 4.36 3.28 4.83 0.152 0.127 0.096 0.141
Gold produced - kg / - oz (000) 16 10 5 26 1 - - 1
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 1,561 1,284 729 2,846 1,721 1,416 804 3,137
Treated - 000 tonnes / - 000 tons 604 637 440 1,241 666 702 485 1,368
Stripping ratio - t (mined total - mined ore) / t mined ore 6.48 5.83 2.83 6.17 6.48 5.83 2.83 6.17
Yield - g / t / - oz / t 1.51 1.58 1.78 1.55 0.044 0.046 0.052 0.045
Gold in ore - kg / - oz (000) 626 1,015 522 1,642 20 33 17 53
Gold produced - kg / - oz (000) 915 1,009 783 1,924 29 32 25 62
TOTAL
Yield
- g / t / - oz / t 1.53 1.59 1.79 1.56 0.045 0.047 0.052 0.046
Gold produced - kg / - oz (000) 931 1,020 788 1,951 30 33 25 63
Gold sold - kg / - oz (000) 931 1,020 788 1,951 30 33 25 63
Price received - R / kg / - $ / oz - sold 87,800 83,352 82,555 85,474 426 432 391 429
Total cash costs - R / kg / - $ / oz - produced 60,929 55,841 50,177 58,269 296 289 237 292
Total production costs
- R / kg / - $ / oz - produced 91,334 83,860 75,617 87,453 443 434 358 439
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 407 397 1,244 402 13.10 12.75 17.74 12.93
Actual - g / - oz 465 487 1,024 476 14.94 15.65 32.92 15.30
FINANCIAL RESULTS (MILLION)
Gold income
79 82 66 161 12 14 10 26
Cost of sales 87 87 66 174 14 15 10 27
Cash operating costs 53 53 36 106 8 9 6 17
Other cash costs 4 4 3 8 1 1 - 1
Total cash costs
57 57 40 114 9 10 6 18
Rehabilitation and other non-cash costs 2 2 1 4 - - - -
Production costs 59 59 40 118 9 10 6 18
Amortisation of tangible assets 26 27 20 53 4 5 3 9
Inventory change 2 1 6 3 - - 1 1
(7) (5) - (13) (1) (1) - (2)
Realised non-hedge derivatives 3 3 (1) 6 - 1 - 1
Gross loss excluding the effect of unrealised non-hedge derivatives (5) (2) - (7) (1) - - (1)
Capital expenditure 17 12 13 29 3 2 2 5
Rounding of figures may result in computational discrepancies.

Ghana
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
IDUAPRIEM - Attributable 85%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 6,377 6,004 3,315 12,381 7,030 6,618 3,655 13,648
Treated - 000 tonnes / - 000 tons 722 800 542 1,522 796 882 597 1,677
Stripping ratio - t (mined total - mined ore) / t mined ore 6.37 6.76 4.80 6.55 6.37 6.76 4.80 6.55
Yield - g / t / - oz / t 1.72 1.80 1.48 1.76 0.050 0.052 0.043 0.051
Gold in ore - kg / - oz (000) 1,671 1,622 1,019 3,292 54 52 33 106
Gold produced - kg / - oz (000) 1,241 1,437 802 2,677 40 46 26 86
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons - - 23 - - - 26 -
Placed
1
- 000 tonnes / - 000 tons - - 9 - - - 10 -
Gold produced - kg / - oz (000) 3 6 36 9 - - 1 -
TOTAL
Yield
4
- g / t / - oz / t 1.72 1.80 1.48 1.76 0.050 0.052 0.043 0.051
Gold produced - kg / - oz (000) 1,244 1,442 838 2,686 40 46 27 86
Gold sold - kg / - oz (000) 1,263 1,279 845 2,542 41 41 27 82
Price received - R / kg / - $ / oz - sold 86,211 86,157 84,757 86,184 422 446 400 434
Total cash costs - R / kg / - $ / oz - produced 69,809 55,716 65,545 62,242 339 288 309 312
Total production costs - R / kg / - $ / oz - produced 89,551 75,043 84,258 81,761 435 389 397 410
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 729 699 807 714 23.43 22.48 25.96 22.96
Actual - g / - oz 584 681 609 633 18.78 21.91 19.59 20.34
FINANCIAL RESULTS (MILLION)
Gold income
98 96 75 195 15 16 11 32
Cost of sales 98 95 70 193 15 16 10 31
Cash operating costs 81 75 51 156 13 12 8 25
Other cash costs 6 5 4 12 1 1 1 2
Total cash costs
87 80 55 167 14 13 8 27
Rehabilitation and other non-cash costs 1 2 1 3 - - - -
Production costs 88 82 56 170 14 14 8 27
Amortisation of tangible assets 21 23 15 44 3 4 2 7
Inventory change (11) (10) (1) (21) (2) (2) - (3)
1 1 5 2 - - 1 -
Realised non-hedge derivatives 11 14 (3) 24 2 2 (1) 4
Gross profit excluding the effect of unrealised non-hedge derivatives 11 15 2 26 2 2 - 4
Capital expenditure 5 2 3 7 1 - 1 1
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.

Ghana
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
OBUASI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 556 495 330 556 613 545 363 613
Treated - 000 tonnes / - 000 tons 544 492 344 1,065 599 542 379 1,173
Yield - g / t / - oz / t 4.95 4.80 5.39 4.79 0.144 0.130 0.157 0.140
Gold produced - kg / - oz (000) 2,692 2,404 1,852 5,096 87 78 60 164
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 478 526 247 1,005 527 580 272 1,107
Yield - g / t / - oz / t 0.50 0.49 0.68 0.49 0.015 0.014 0.020 0.014
Gold produced - kg / - oz (000) 241 256 168 496 8 8 5 16
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 1,007 828 583 1,872 1,110 913 643 2,063
Treated - 000 tonnes / - 000 tons 46 61 99 46 51 67 109 51
Stripping ratio - t (mined total - mined ore) / t mined ore 13.22 10.50 6.93 13.19 13.22 10.50 6.93 13.19
Yield - g / t / - oz / t 5.06 3.10 1.76 9.18 0.147 0.090 0.051 0.268
Gold in ore - kg / - oz (000) 224 311 354 224 7 10 11 7
Gold produced - kg / - oz (000) 234 191 175 425 8 6 6 14
TOTAL
Yield
- g / t / - oz / t 2.96 2.60 3.18 2.84 0.086 0.079 0.093 0.083
Gold produced - kg / - oz (000) 3,166 2,851 2,194 6,017 102 92 71 193
Gold sold - kg / - oz (000) 3,196 2,821 2,167 6,018 103 91 70 193
Price received - R / kg / - $ / oz - sold 87,913 86,597 84,892 87,296 424 448 400 435
Total cash costs
- R / kg / - $ / oz - produced 66,915 69,979 61,905 68,367 324 362 292 342
Total production costs
- R / kg / - $ / oz - produced 93,257 92,649 86,944 92,736 451 480 410 464
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 358 332 238 345 11.51 10.68 7.65 11.10
Actual - g / - oz 213 186 210 199 6.84 5.99 6.75 6.41
FINANCIAL RESULTS (MILLION)
Gold income
257 213 192 470 40 35 29 75
Cost of sales 310 251 186 561 48 41 28 90
Cash operating costs 199 189 127 387 31 31 19 62
Other cash costs 13 11 9 24 2 2 1 4
Total cash costs
212 200 136 411 33 33 21 66
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 212 200 136 411 33 33 21 66
Amortisation of tangible assets 83 63 55 147 13 10 8 24
Inventory change 14 (12) (5) 3 2 (2) (1) -
(53) (38) 6 (91) (8) (6) 1 (15)
Realised non-hedge derivatives 24 31 (8) 56 4 5 (1) 9
Gross loss excluding the effect of unrealised non-hedge derivatives (29) (7) (2) (35) (5) (1) - (6)
Capital expenditure 105 77 48 182 17 13 7 29
Rounding of figures may result in computational discrepancies.

Guinea
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
SIGUIRI - Attributable 85%
Rand / Metric
Dollar / Imperial
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,085 - - 4,085 4,503 - - 4,503
Treated - 000 tonnes / - 000 tons 1,373 - - 1,373 1,513 - - 1,513
Stripping ratio - t (mined total - mined ore) / t mined ore 0.89 - - 0.89 0.89 - - 0.89
Yield - g / t / - oz / t 1.35 - - 1.35 0.039 - - 0.039
Gold produced - kg / - oz (000) 1,848 - - 1,848 59 - - 59
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons - 3,678 1,029 3,678 - 4,054 1,135 4,054
Placed
1
- 000 tonnes / - 000 tons 79 1,497 593 1,575 87 1,650 653 1,736
Stripping ratio - t (mined total - mined ore) / t mined ore - 1.68 0.46 1.68 - 1.68 0.46 1.68
Yield
2
- g / t / - oz / t 1.24 1.16 1.12 1.16 0.036 0.034 0.033 0.034
Gold placed
3
- kg / - oz (000) 97 1,738 663 1,835 3 56 21 59
Gold produced - kg / - oz (000) 639 1,345 535 1,983 21 43 17 64
TOTAL
Yield
4
- g / t / - oz / t 1.35 - - 1.35 0.039 - - 0.039
Gold produced - kg / - oz (000) 2,486 1,345 535 3,831 80 43 17 123
Gold sold - kg / - oz (000) 2,326 1,345 - 3,670 75 43 - 118
Price received - R / kg / - $ / oz - sold 88,283 86,569 - 87,655 426 448 - 434
Total cash costs - R / kg / - $ / oz - produced 43,673 76,360 82,013 55,145 212 395 386 276
Total production costs
- R / kg / - $ / oz - produced 62,908 92,084 109,599 73,148 305 477 519 365
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,241 1,049 566 1,145 39.90 33.74 18.21 36.82
Actual - g / - oz 774 489 273 643 24.87 15.73 8.78 20.66
FINANCIAL RESULTS (MILLION)
Gold income
192 99 - 292 30 17 - 46
Cost of sales 145 103 9 248 23 18 1 40
Cash operating costs 102 99 42 200 16 16 7 32
Other cash costs 7 4 2 11 1 1 - 2
Total cash costs
109 103 44 211 17 17 7 34
Rehabilitation and other non-cash costs 7 4 3 12 1 1 - 2
Production costs 116 107 47 223 18 18 7 36
Amortisation of tangible assets 38 16 11 54 6 3 2 9
Inventory change (9) (20) (49) (30) (1) (3) (8) (5)
48 (4) (9) 44 7 (1) (1) 7
Realised non-hedge derivatives 13 17 (4) 30 2 3 (1) 5
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 61 13 (13) 74 9 2 (2) 11
Capital expenditure 57 80 94 137 9 13 14 22
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.

Mali
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,020 1,303 786 2,323 1,334 1,704 1,028 3,039
Mined - 000 tonnes / - 000 tons 2,786 3,126 2,175 5,912 3,071 3,446 2,397 6,516
Treated - 000 tonnes / - 000 tons 380 343 346 723 419 378 382 797
Stripping ratio - t (mined total - mined ore) / t mined ore 2.48 3.75 4.11 3.05 2.48 3.75 4.11 3.05
Yield - g / t / - oz / t 5.51 6.05 3.06 5.77 0.161 0.177 0.089 0.168
Gold produced - kg / - oz (000) 2,095 2,075 1,058 4,171 67 67 34 134
Gold sold - kg / - oz (000) 2,025 2,040 1,089 4,066 65 66 35 131
Price received - R / kg / - $ / oz - sold 89,194 82,141 74,061 85,655 429 425 353 427
Total cash costs - R / kg / - $ / oz - produced 35,711 33,432 50,383 34,577 173 173 238 173
Total production costs - R / kg / - $ / oz - produced 52,583 49,458 72,640 51,028 255 256 344 255
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,295 2,170 2,302 2,232 73.79 69.75 74.02 71.77
Actual - g / - oz 3,742 3,766 1,353 3,754 120.31 121.09 43.51 120.70
FINANCIAL RESULTS (MILLION)
Gold income
181 168 79 348 28 28 12 56
Cost of sales 107 95 78 202 17 16 12 32
Cash operating costs 62 58 48 120 10 10 7 19
Other cash costs 13 12 6 24 2 2 1 4
Total cash costs 75 69 54 144 12 12 8 23
Rehabilitation and other non-cash costs 1 1 1 1 - - - -
Production costs 76 70 55 146 12 12 8 23
Amortisation of tangible assets 35 33 22 67 5 5 3 11
Inventory change (3) (8) 1 (11) (1) (1) 1 (2)
73 73 1 146 11 12 - 24
Realised non-hedge derivatives - - 2 - - - 1 -
Gross profit excluding the effect of unrealised non-hedge derivatives 73 73 3 146 11 12 1 24
Capital expenditure - 4 1 3 - 1 1 1
Rounding of figures may result in computational discrepancies.

Mali
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,172 841 751 2,013 1,533 1,100 981 2,633
Mined - 000 tonnes / - 000 tons 2,169 1,749 1,386 3,918 2,391 1,928 1,528 4,319
Treated - 000 tonnes / - 000 tons 444 449 493 893 489 495 543 984
Stripping ratio - t (mined total - mined ore) / t mined ore 4.88 2.25 1.17 3.32 4.88 2.25 1.17 3.32
Yield - g / t / - oz / t 3.02 2.65 2.82 2.83 0.088 0.077 0.082 0.083
Gold produced - kg / - oz (000) 1,339 1,188 1,386 2,527 43 38 44 81
Gold sold - kg / - oz (000) 1,299 1,202 1,375 2,501 42 39 44 80
Price received - R / kg / - $ / oz - sold 89,147 84,983 82,614 87,146 427 440 392 433
Total cash costs - R / kg / - $ / oz - produced 53,050 54,634 49,087 53,795 256 283 232 269
Total production costs - R / kg / - $ / oz - produced 67,266 73,458 61,607 70,177 325 380 291 351
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,835 1,399 1,676 1,617 59.01 44.97 53.89 51.99
Actual - g / - oz 1,757 1,702 1,967 1,731 56.49 54.72 63.24 55.65
FINANCIAL RESULTS (MILLION)
Gold income
116 102 115 218 18 17 18 35
Cost of sales 89 87 86 177 14 15 14 28
Cash operating costs 63 58 60 121 10 10 10 19
Other cash costs 8 7 8 15 1 1 1 2
Total cash costs 71 65 68 136 11 11 11 22
Rehabilitation and other non-cash costs 1 1 1 2 - - 1 -
Production costs 72 66 69 138 11 11 12 22
Amortisation of tangible assets 18 21 16 40 3 4 2 6
Inventory change (1) - 1 - - - - -
26 15 29 41 4 2 4 6
Realised non-hedge derivatives - - (1) - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 26 15 28 41 4 2 4 6
Capital expenditure 13 14 12 27 2 2 2 4
Rounding of figures may result in computational discrepancies.

Mali
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
YATELA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined - 000 tonnes / - 000 tons 1,699 1,679 1,985 3,378 1,873 1,850 2,187 3,723
Placed
1
- 000 tonnes / - 000 tons 319 323 303 643 352 356 334 708
Stripping ratio - t (mined total - mined ore) / t mined ore 9.68 5.75 4.91 7.28 9.68 5.75 4.91 7.28
Yield
2
- g / t / - oz / t 2.51 2.61 3.61 2.56 0.073 0.076 0.105 0.075
Gold placed
3
- kg / - oz (000) 802 844 1,094 1,646 26 27 35 53
Gold produced - kg / - oz (000) 705 717 769 1,421 23 23 25 46
Gold sold - kg / - oz (000) 683 772 880 1,455 22 25 28 47
Price received - R / kg / - $ / oz - sold 89,539 82,700 83,553 85,910 428 428 395 428
Total cash costs - R / kg / - $ / oz - produced 61,786 54,180 50,423 57,951 299 280 238 290
Total production costs - R / kg / - $ / oz - produced 82,056 73,966 62,370 77,977 398 383 295 390
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,180 994 1,044 1,087 37.92 31.97 33.58 34.95
Actual - g / - oz 1,050 967 914 1,006 33.76 31.09 29.38 32.36
FINANCIAL RESULTS (MILLION)
Gold income
61 64 73 125 9 11 12 20
Cost of sales 57 55 56 111 9 9 9 18
Cash operating costs 39 34 34 73 6 6 5 12
Other cash costs 4 5 5 9 1 1 - 1
Total cash costs 44 39 39 82 7 7 5 13
Rehabilitation and other non-cash costs 1 - 1 1 - - 1 -
Production costs 44 39 40 83 7 7 6 13
Amortisation of tangible assets 13 14 8 28 2 2 1 4
Inventory change (1) 2 8 - - - 2 -
5 9 17 14 1 2 3 2
Realised non-hedge derivatives - - - - - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 5 9 17 14 1 2 3 2
Capital expenditure 5 6 5 11 1 1 1 2
1 Tonnes / Tons placed on to leach pad.
2 Gold placed / tonnes (tons) placed.
3 Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.

Namibia
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 312 258 15 570 408 337 19 745
Mined - 000 tonnes / - 000 tons 1,018 839 39 1,857 1,122 925 43 2,047
Treated - 000 tonnes / - 000 tons 283 308 345 591 312 339 381 651
Stripping ratio - t (mined total - mined ore) / t mined ore 1.91 1.65 0.33 1.79 1.91 1.65 0.33 1.79
Yield - g / t / - oz / t 1.98 1.94 1.46 1.96 0.058 0.056 0.042 0.057
Gold produced - kg / - oz (000) 560 596 503 1,156 18 19 16 37
Gold sold - kg / - oz (000) 558 636 538 1,193 18 20 17 38
Price received - R / kg / - $ / oz - sold 88,761 83,370 83,549 85,889 427 431 396 430
Total cash costs - R / kg / - $ / oz - produced 74,345 79,780 67,876 77,146 362 413 320 388
Total production costs - R / kg / - $ / oz - produced 94,010 88,903 76,372 91,378 459 460 360 460
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 704 672 405 688 22.64 21.60 13.02 22.12
Actual - g / - oz 596 606 783 601 19.16 19.49 25.19 19.33
FINANCIAL RESULTS (MILLION)
Gold income
49 53 44 102 8 9 7 16
Cost of sales 55 52 39 107 9 9 6 17
Cash operating costs 41 47 34 89 6 8 6 14
Other cash costs - 1 - 1 - - - -
Total cash costs 42 48 34 89 7 8 6 14
Rehabilitation and other non-cash costs 6 - - 6 1 - (1) 1
Production costs 47 48 34 95 7 8 5 15
Amortisation of tangible assets 5 5 4 11 1 1 1 2
Inventory change 3 (1) 1 2 - - - -
(6) 1 5 (5) (1) - 1 (1)
Realised non-hedge derivatives - - - - - - - -
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (6) 1 5 (5) (1) - 1 (1)
Capital expenditure 14 5 101 18 2 1 15 3
Rounding of figures may result in computational discrepancies.

Tanzania
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
GEITA - Attributable 100% May 2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 5,487 4,884 4,367 10,371 7,178 6,388 5,677 13,566
Mined - 000 tonnes / - 000 tons 14,602 12,607 11,236 27,209 16,096 13,897 12,386 29,992
Treated - 000 tonnes / - 000 tons 1,536 1,436 1,253 2,972 1,693 1,583 1,382 3,276
Stripping ratio - t (mined total - mined ore) / t mined ore 8.20 9.31 6.60 8.68 8.20 9.31 6.60 8.68
Yield - g / t / - oz / t 3.34 4.15 3.46 3.73 0.097 0.121 0.101 0.109
Gold produced - kg / - oz (000) 5,133 5,963 4,339 11,097 165 192 140 357
Gold sold - kg / - oz (000) 5,273 5,691 3,949 10,964 170 183 127 353
Price received - R / kg / - $ / oz - sold 72,840 71,909 76,043 72,357 351 372 357 362
Total cash costs - R / kg / - $ / oz - produced 68,422 41,204 48,015 53,795 331 213 226 268
Total production costs - R / kg / - $ / oz - produced 84,160 56,421 64,139 69,253 408 292 302 345
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,042 1,221 1,187 1,131 33.49 39.25 38.18 36.37
Actual - g / - oz 1,282 1,545 1,159 1,411 41.21 49.68 37.26 45.37
FINANCIAL RESULTS (MILLION)
Gold income
381 407 299 788 59 68 45 127
Cost of sales 440 345 256 786 68 58 38 126
Cash operating costs 330 228 193 559 51 38 29 89
Other cash costs 21 16 16 38 3 3 2 6
Total cash costs 351 244 209 597 55 41 31 96
Rehabilitation and other non-cash costs 3 3 2 5 - - 1 1
Production costs 354 247 211 602 55 41 32 96
Amortisation of tangible assets 78 88 68 166 12 15 10 27
Inventory change 8 10 (23) 18 1 2 (4) 3
(59) 62 43 2 (9) 10 7 1
Realised non-hedge derivatives 3 3 2 6 - - 1 1
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (56) 65 45 7 (9) 10 8 2
Capital expenditure 63 17 19 80 10 3 3 13
Rounding of figures may result in computational discrepancies.

USA
Quarter
Quarter
Quarter
Six months
Quarter
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
June
March
June
June
2005
2005
2004
2005
2005
2005
2004
2005
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 11,583 11,892 13,885 23,475 12,769 13,109 15,305 25,877
Placed
1
- 000 tonnes / - 000 tons 4,773 4,756 4,722 9,530 5,262 5,243 5,205 10,505
Stripping ratio - t (mined total - mined ore) / t mined ore 1.81 1.40 2.14 1.59 1.81 1.40 2.14 1.59
Yield
2
- g / t / - oz / t 0.62 0.64 0.59 0.63 0.018 0.019 0.017 0.018
Gold placed
3
- kg / - oz (000) 2,959 3,036 2,795 5,995 95 98 90 193
Gold produced - kg / - oz (000) 2,215 2,508 2,373 4,723 71 81 76 152
Gold sold - kg / - oz (000) 2,227 2,492 2,375 4,719 72 80 76 152
Price received - R / kg / - $ / oz - sold 74,928 78,505 68,941 76,817 359 406 327 384
Total cash costs
4
- R / kg / - $ / oz - produced 47,084 42,443 44,081 44,620 227 220 208 223
Total production costs - R / kg / - $ / oz - produced 68,225 61,610 57,610 64,712 329 319 272 324
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,723 2,695 2,857 2,709 87.56 86.66 91.85 87.11
Actual - g / - oz 2,322 2,714 2,513 2,515 74.65 87.26 80.80 80.86
FINANCIAL RESULTS (MILLION)
Gold income
155 155 167 310 24 26 25 50
Cost of sales 151 155 137 306 23 26 21 49
Cash operating costs 141 126 127 267 22 21 19 43
Other cash costs 7 7 4 14 1 1 1 2
Total cash costs 147 133 131 280 23 22 20 45
Rehabilitation and other non-cash costs 2 4 (7) 7 - 1 (1) 1
Production costs 150 137 124 287 23 23 19 46
Amortisation of tangible assets 63 57 60 120 10 9 9 19
Inventory change (62) (39) (47) (101) (10) (6) (7) (16)
3 - 30 4 - - 4 1
Realised non-hedge derivatives 12 41 (3) 53 2 7 - 9
Gross profit excluding the effect of unrealised non-hedge derivatives 16 41 27 57 2 7 4 9
Capital expenditure 14 9 18 23 2 2 3 4
1 Tonnes / Tons placed onto leach pad.
2 Gold placed / tonnes (tons) placed.
3 Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2004, which was filed with the Securities and Exchange Commission (SEC) on 14July 2005.
Administrative
information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GSE (Shares): AGA
GSE (GhDS): AADA
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com
Clement Mamathuba
Telephone: +27 11 637 6223
Fax: +27 11 637 6400
E-mail:
cmamathuba@AngloGoldAshanti.com
United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
R Carvalho Silva
Dr S E Jonah KBE**
N F Nicolau
K H Williams
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)
* British
#
American
**Ghanaian
Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date JULY 28, 2005
By: /s/ C R BULL
Name: C R Bull
Title: Company Secretary